Exhibit 99.2

Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Three and Nine Months Ended September 30, 2009

This Management’s Discussion and Analysis should be read in conjunction with Silver Wheaton Corp.’s (“Silver Wheaton” or the “Company”) interim unaudited consolidated financial statements for the three and nine months ended September 30, 2009 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles. In addition, the following should be read in conjunction with the 2008 audited consolidated financial statements, the related Management’s Discussion and Analysis, the 2008 Annual Information Form and the Short Form Prospectus filed on September 23, 2009 as well as other information relating to Silver Wheaton on file with the Canadian provincial securities regulatory authorities and on SEDAR at www.sedar.com. This Management’s Discussion and Analysis contains “forward looking” statements that are subject to risk factors set out in the cautionary note contained herein. All figures are in United States dollars unless otherwise noted. This Management’s Discussion and Analysis has been prepared as of November 9, 2009.

Highlights

  For the three and nine months ended September 30, 2009, attributable silver equivalent production was 4.3 million and 11.8 million ounces, respectively, representing new records for the Company. This compares to attributable silver production of 2.7 million and 8.7 million ounces, respectively, for the comparable periods of 2008.

  For the three and nine months ended September 30, 2009, silver equivalent sales were 4.6 million and 10.7 million ounces, respectively, representing new records for the Company. This compares to silver sales of 2.7 million and 8.4 million ounces, respectively, for the comparable periods of 2008.

  As at September 30, 2009, approximately 1.0 million silver equivalent payable ounces attributable to the Company have been produced at the various mines and will be recognized in future sales as they are delivered to the Company under the terms of their contracts.

  Net earnings for the three and nine months ended September 30, 2009 were $33.6 million ($0.11 per share) and $67.1 million ($0.23 per share), respectively, compared to $20.2 million ($0.09 per share) and $71.4 million ($0.32 per share) for the comparable periods of 2008.

  Operating cash flows for the three and nine months ended September 30, 2009 were $45.4 million ($0.14 per share) and $95.0 million ($0.32 per share), respectively, compared to $26.7 million ($0.11 per share) and $95.7 million ($0.42 per share) for the comparable periods in 2008.

  On February 12, 2009, the Company announced that it had closed an equity financing, raising gross proceeds of Cdn$287.5 million through the issuance of 35,937,500 common shares. The proceeds were primarily used to repay all outstanding debt under the $400 million revolving bank loan facility.

  On May 21, 2009, the Company completed the acquisition of Silverstone Resources Corp. (“Silverstone”) through the issuance of 23,434,332 common shares and 1,367,364 share purchase options of Silver Wheaton on the conversion of previously issued, fully vested share purchase options of Silverstone. The transaction was valued at approximately $152 million and is expected to increase annual sales by over 4 million silver equivalent ounces.

  On September 8, 2009, the Company entered into an agreement with Barrick Gold Corporation ("Barrick") to acquire 25% of the life of mine silver production from its Pascua-Lama project, as well as 100% of the silver production from its Lagunas Norte, Pierina and Veladero mines until the end of 2013. Silver Wheaton will make total upfront cash payments of $625 million payable in installments, of which $212.5 million has been paid to date. The remaining $412.5 million is payable in annual installments of $137.5 million due on the first, second and third anniversaries of the transaction. In addition, a per ounce cash payment of the lesser of $3.90 (subject to an inflationary adjustment) and the prevailing market price is due, for silver delivered under the agreement.

  On September 30, 2009, in conjunction with the Barrick acquisition, the Company closed a bought deal equity financing, raising gross proceeds of $287.5 million through the issuance of 25,903,750 common shares at $11.10 per share. Subsequent to September 30, 2009, $140.2 million of the net proceeds wereused to repay a temporary draw under the Company’s revolving bank debt facility, which was utilized to partially finance the initial upfront payment made to Barrick. The remaining proceeds from the equity financing, together with the $400 million of available credit under the Company’s revolving bank debt facility, are available to fund future acquisitions of silver interests.

  On November 4, 2009, Goldcorp Inc. (“Goldcorp”) announced that they have commenced shipments of the first silver-bearing lead and zinc concentrates produced at their Peñasquito mine in Mexico with preliminary metals grades, recoveries and concentrate quality meeting or exceeding expectations. Annual production attributable to Silver Wheaton from Peñasquito is expected to average approximately 7.2 million ounces of silver over the estimated 22 year mine life.

Overview

Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) is a mining company which generates its revenue primarily from the sale of silver. The Company is listed on the New York Stock Exchange (symbol: SLW) and the Toronto Stock Exchange (symbol: SLW). In addition, the Company has share purchase warrants that trade on the Toronto Stock Exchange.

To date, the Company has thirteen long-term silver purchase agreements and one long-term precious metal purchase agreement whereby Silver Wheaton acquires silver production from the counterparties for a per ounce cash payment equal to the lesser of (i) the then prevailing market price, and (ii) approximately $4, subject to inflationary adjustments. In addition, pursuant to the precious metal purchase agreement, the Company acquires gold at a per ounce cash payment of the lesser of (i) the then prevailing market price, and (ii) $300, subject to inflationary adjustments. The primary drivers of the Company’s financial results are the volume of silver production at the various mines and the price of silver.

The following table summarizes the silver and gold interests currently owned by the Company:

			Attributable	Attributable
			Silver	Gold
		Location of	Percentage	Percentage	Term of
Mine	Owner	Mine	From Mine	From Mine	Agreement
Luismin	Goldcorp Inc.	Mexico	100%	-	25 years [1]
Zinkgruvan	Lundin Mining Corporation	Sweden	100%	-	Life of Mine
Yauliyacu	Glencore International AG	Peru	100% [2]	-	20 years [3]
Stratoni	European Goldfields Ltd. [4]	Greece	100%	-	Life of Mine
Peñasquito	Goldcorp Inc.	Mexico	25%	-	Life of Mine
Campo Morado	Farallon Resources Ltd.	Mexico	75%	-	Life of Mine
Minto	Capstone Mining Corp.	Canada	100%	100% [5]	Life of Mine
Cozamin	Capstone Mining Corp.	Mexico	100%	-	10 years [6]
Barrick
Pascua-Lama	Barrick Gold Corporation	Chile/Argentina	25%	-	Life of Mine
Lagunas Norte	Barrick Gold Corporation	Peru	100%	-	3 years [7]
Pierina	Barrick Gold Corporation	Peru	100%	-	3 years [7]
Veladero	Barrick Gold Corporation	Argentina	100% [8]	-	3 years [7]
Other
Keno Hill	Alexco Resources Corp.	Canada	25%	-	Life of Mine
La Negra	Aurcana Corporation [9]	Mexico	50%	-	Life of Mine
Mineral Park	Mercator Minerals Ltd.	USA	100%	-	Life of Mine
Neves-Corvo	Lundin Mining Corporation	Portugal	100%	-	Life of Mine [10]
Aljustrel	I'M SGPS	Portugal	100%	-	Life of Mine [10]
Loma de La Plata [11]	Aquiline Resources Inc.	Argentina	12.5%	-

1)	Commenced October 15, 2004.
2)

To a maximum of 4.75 million ounces per annum. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows.

3)	Commenced March 23, 2006.
4)	95%owned by European Goldfields Ltd.
5)

The agreement commenced December 1, 2008. If production from the M into mine exceeds 50,000 ounces of gold per year in the first two years of the agreement, or 30,000 ounces of gold per year thereafter, the Company is entitled to purchase 50%of the amount in excess of those thresholds.

6)	Commenced April 4, 2007.
7)

Barrick has provided Silver Wheaton with a completion guarantee, requiring them to complete Pascua-Lama to at least 75%of design capacity by December 31, 2015. During 2014 and 2015, Silver Wheaton will be entitled to the silver production from the currently producing mines to the extent of any production shortfall at Pascua-Lama, until Barrick satisfies the completion guarantee.

8)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period.
9)	80%owned by Aurcana Corporation.
10)	With a nominal term of 50 years, which commenced June 5, 2007.
11)

Represents a debenture with Aquiline Resources Inc. (“ Aquiline” ), convertible into an agreement to purchase 12.5%of the life of mine silver production from the Loma de La Plata zone of the Navidad project in Argentina. Should Silver Wheaton elect to convert this debenture into a silver purchase agreement, Silver Wheaton will be required to pay an additional $32.4 million following the satisfaction of certain conditions including Aquiline receiving all necessary permits to proceed with mine construction. Should Silver Wheaton not elect to convert this debenture into a silver purchase agreement, the debenture will automatically convert into 1,458,333 common shares of Aquiline. Silver Wheaton needs to make such election no later than February 8, 2010. It is Management’s intention to convert the debenture into a silver purchase agreement.

LUISMIN

On October 15, 2004, the Company entered into an agreement (amended on March 30, 2006) with Goldcorp to acquire 100% of the silver produced by Goldcorp’s Luismin mining operations in Mexico (owned at the date of the transaction) for a period of 25 years. The Luismin operations consist of the San Dimas mine, the Los Filos mine and the San Martin mine. The San Martin mine is currently owned and operated by Starcore International Mines Ltd., but Goldcorp is responsible for delivering silver in an amount equivalent to San Martin silver production.

To date, the Luismin mines have delivered nearly 35 million ounces of silver to the Company under the agreement, generating cumulative operating cash flows of $265 million. As at December 31, 2008, the Luismin mines had proven and probable reserves of 69.4 million ounces of silver, measured and indicated resources of 1.2 million ounces of silver and inferred resources of 165.6 million ounces of silver (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

ZINKGRUVAN

On December 8, 2004, the Company entered into an agreement with Lundin Mining Corporation (“Lundin”) to acquire 100% of the silver produced by Lundin’s Zinkgruvan mining operations in Sweden for the life of mine.

To date, the Zinkgruvan mine has delivered in excess of 8 million ounces of silver to the Company under the agreement, generating cumulative operating cash flows of $66 million. As at December 31, 2008, Zinkgruvan had proven and probable silver reserves of 37.8 million ounces, measured and indicated silver resources of 13.6 million ounces and inferred silver resources of 9.9 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

YAULIYACU

On March 23, 2006, the Company entered into an agreement with Glencore International AG (“Glencore”) to acquire up to 4.75 million ounces of silver per year for a period of 20 years, based on the production from Glencore’s Yauliyacu mining operations in Peru. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows. During the term of the agreement, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction. In addition, Silver Wheaton has an option to extend the 20 year term of the agreement in five year increments, on substantially the same terms as the existing agreement, subject primarily to an adjustment related to silver price expectations at the time.

To date, Glencore has delivered in excess of 11 million ounces of silver to the Company under the agreement, generating cumulative operating cash flows of $108 million. As at December 31, 2008, Yauliyacu had proven and probable silver reserves of 10.7 million ounces, measured and indicated silver resources of 50.6 million ounces and inferred silver resources of 76.3 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

STRATONI

On April 23, 2007, the Company entered into an agreement with Hellas Gold S.A. (“Hellas Gold”), a subsidiary of European Goldfields Ltd., to acquire 100% of the silver produced from Hellas Gold’s Stratoni mining operations in Greece for the life of mine.

To date, the Stratoni mine has delivered nearly 3 million ounces of silver to the Company under the agreement, generating cumulative operating cash flows of $25 million. As at December 31, 2008, Stratoni had proven and probable silver reserves of 13.9 million ounces and inferred silver resources of 4.1 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

PEÑASQUITO

On July 24, 2007, the Company entered into an agreement to acquire 25% of the silver produced from Goldcorp’s Peñasquito mining operations in Mexico for the life of mine. Goldcorp has provided a completion guarantee to Silver Wheaton that the Peñasquito mine will be constructed with certain minimum production criteria by certain dates.

To date, the Peñasquito mine has delivered nearly 1 million ounces of silver to the Company under the agreement, generating cumulative operating cash flows of $7 million. As at December 31, 2008, the Company’s 25% share of the Peñasquito proven and probable silver reserves was 261.4 million ounces, measured and indicated silver resources was 92.4 million ounces and inferred silver resources was 98.7 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

Silver Wheaton determined that the heap leach component of the Peñasquito mining operations was commissioned as at July 1, 2008 based upon the commencement of silver deliveries under the agreement and, as such, has reflected the related silver purchases and sales in the income statement commencing in the third quarter of 2008. Construction of the first sulphide process line is now complete and shipments of the first silver-bearing lead and zinc concentrates produced at the mine have commenced with preliminary metal grades, recoveries and concentrate quality meeting or exceeding expectations.

Annual production attributable to Silver Wheaton from Peñasquito is expected to average approximately 7.2 million ounces of silver over the estimated 22 year mine life.

CAMPO MORADO

On May 13, 2008, the Company entered into an agreement with Farallon Resources Ltd. (“Farallon”), to acquire 75% of the silver produced from Farallon’s Campo Morado property in Mexico for the life of mine.

To date, the Campo Morado mine has delivered 0.3 million ounces of silver to the Company under the agreement, generating cumulative operating cash flows of $3 million. As at February 29, 2008, the Company’s 75% share of the Campo Morado measured and indicated silver resources was 30.7 million ounces and inferred silver resources was 7.7 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

MINTO

On May 21, 2009, the Company completed the acquisition of Silverstone (the “Silverstone Acquisition”). This business combination has been accounted for using the purchase method of accounting, with Silver Wheaton being identified as the acquirer and Silverstone as the acquiree. The results of operations of the acquired assets are included in the consolidated financial statements of Silver Wheaton from the date of acquisition. For the purposes of these consolidated financial statements, the purchase consideration has been allocated, on a preliminary basis, to the fair value of assets acquired and liabilities assumed based on Management’s best estimates and taking into account all available information at the time of acquisition as well as applicable information at the time these consolidated financial statements were prepared.

As part of the Silverstone acquisition, the Company acquired a silver and gold purchase agreement, originally entered into on December 1, 2008, with Capstone Mining Corp. (“Capstone”) to acquire 100% of the silver and gold produced from Capstone’s Minto mine in Canada for the life of mine. If gold production from the Minto mine exceeds 50,000 ounces per year in the first two years of the agreement, or 30,000 ounces per year thereafter, the Company is entitled to purchase 50% of the amount in excess of those thresholds.

To date, the Minto mine has delivered approximately 0.1 million ounces of silver and approximately 10,000 ounces of gold to the Company under the agreement, generating cumulative operating cash flows of $6 million.

As at December 31, 2008, Minto had proven and probable silver reserves of 1.9 million ounces of silver and 0.19 million ounces of gold, measured and indicated resources of 2.6 million ounces of silver and 0.27 million ounces of gold and inferred resources of 0.7 million ounces of silver and 0.07 million ounces of gold (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

COZAMIN

As part of the Silverstone Acquisition, the Company acquired a silver purchase agreement with Capstone to acquire 100% of the silver produced from Capstone’s Cozamin mine in Mexico for a period of 10 years, commencing on April 4, 2007.

To date, the Cozamin mine has delivered nearly 0.6 million ounces of silver to the Company under the agreement, generating cumulative operating cash flows of $8 million. As at December 31, 2008, Cozamin had proven and probable silver reserves of 15.5 million ounces, measured and indicated silver resources of 1.8 million ounces and inferred silver resources of 2.2 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis).

BARRICK

On September 8, 2009, the Company entered into an agreement with Barrick to acquire 25% of the life of mine silver production from its Pascua-Lama project, as well as 100% of the silver production from its Lagunas Norte, Pierina and Veladero1 mines until the end of 2013. Silver Wheaton will make total upfront cash payments of $625 million payable in installments, of which $212.5 million has been paid to date. The remaining $412.5 million is payable in annual installments of US$137.5 million due on the first, second and third anniversaries of the transaction. In addition, a per ounce cash payment of the lesser of $3.90 (subject to an inflationary adjustment) and the prevailing market price is due, for silver delivered under the agreement.

Barrick has provided Silver Wheaton with a completion guarantee, requiring them to complete Pascua-Lama to at least 75% of design capacity by December 31, 2015. During 2014 and 2015, Silver Wheaton will be entitled to the silver production from the currently producing mines to the extent of any production shortfall at Pascua-Lama, until Barrick satisfies the completion guarantee. If the requirements of the completion guarantee have not been satisfied by December 31, 2015, the agreement may be terminated by Silver Wheaton. In such an event, Silver Wheaton will be entitled to the return of the upfront cash consideration of $625 million less a credit for silver delivered up to the date of that event.

To date the Lagunas Norte, Pierina and Veladero mines have delivered 0.2 million ounces of silver to the Company under the agreement, generating cumulative operating cash flows of $2 million. As at December 31, 2008, the Company’s 25% share of the Pascua-Lama proven and probable silver reserves was 179.4 million ounces, measured and indicated silver resources was 21.9 million ounces and inferred silver resources was 2.8 million ounces (as described in the Reserves and Resources section of this Management’s Discussion and Analysis). In addition, the Company’s estimated share of the silver resources contained in the Lagunas Norte, Pierina, and Veladero mines is 80.2 million ounces of proven and probable silver reserves, 3.7 million ounces of measured and indicated silver resources and 0.01 million ounces of inferred silver resources.

OTHER

Other silver interests consist of the Mineral Park mine in the United States owned by Mercator Minerals Ltd., the La Negra mine in Mexico 80% owned by Aurcana Corporation, the Keno Hill project in Canada owned by Alexco Resources Corp., the Aljustrel mine in Portugal owned by I’M SGPS, the Neves-Corvo mine in Portugal owned by Lundin, and a debenture with Aquiline Resources Inc., convertible into an agreement to purchase 12.5% of the life of mine silver production from the Loma de La Plata zone of the Navidad project in Argentina.

To date, these mines have delivered approximately 0.5 million ounces of silver to the Company under the agreements, generating cumulative operating cash flows of $4 million.

During the nine months ended September 30, 2009, the La Negra mine produced approximately 255,000 ounces of silver attributable to Silver Wheaton, of which approximately 99,000 ounces of silver was not delivered pursuant to the terms of the related silver purchase agreement. The Company is currently working with the management of Aurcana Corporation in order to remedy this issue.

______________________________

1 Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore mined at Veladero during the period.

Summary of Ounces Produced and Sold

		2009			2008				2007
	Q3 [2]	Q2		Q1	Q4	Q3	Q2	Q1	Q4

Silver ounces produced (000's)
Luismin	1,308	1,333		1,375	1,323	1,174	1,253	1,511	1,829
Zinkgruvan	415	480		461	374	371	534	416	437
Yauliyacu	750	870		739	787	712	847	838	831
Stratoni	229	230		240	336	280	316	207	317
Peñasquito	165	162		160	198	113	28	-	-
Campo Morado	225	213		172	126	12	-	-	-
Minto	46	37	[3]	-	-	-	-	-	-
Cozamin	366	262	[3]	-	-	-	-	-	-
Barrick [4]	223	-		-	-	-	-	-	-
Other [5]	305	238	[3]	95	73	69	17	-	-

	4,032	3,826		3,242	3,217	2,731	2,995	2,972	3,414

Silver equivalent ounces of gold produced [6]
Minto	233	428	[3]	-	-	-	-	-	-

Silver equivalent ounces produced (000's)	4,265	4,254		3,242	3,217	2,731	2,995	2,972	3,414

Silver ounces sold (000's)
Luismin	1,310	1,321		1,403	1,312	1,198	1,246	1,679	1,682
Zinkgruvan	433	469		451	303	418	524	318	540
Yauliyacu	698	546		743	602	691	750	734	919
Stratoni	342	(5)	[7]	353	262	253	344	88	402
Peñasquito	190	130		135	190	98	-	-	-
Campo Morado	170	92		43	-	-	-	-	-
Minto	68	(1)	[7]	-	-	-	-	-	-
Cozamin	384	213		-	-	-	-	-	-
Barrick [4]	187	-		-	-	-	-	-	-
Other [5]	192	173		30	69	58	-	-	-

	3,974	2,938		3,158	2,738	2,716	2,864	2,819	3,543

Silver equivalent ounces of gold sold [6]
Minto	626	12	[7]	-	-	-	-	-	-

Silver equivalent ounces sold (000's)	4,600	2,950		3,158	2,738	2,716	2,864	2,819	3,543
1)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.
2)	Certain production figures are based on management estimates.
3)	Quarterly production figures for Silverstone assets acquired represent estimated attributable production to Silver Wheaton.
4)	Comprised of Lagunas Norte, Pierina and Veladero mines.
5)	Comprised of La Negra, M ineral Park and Neves-Corvo mines.
6)	Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period.
7)	No concentrate shipments were made during the second quarter of 2009. Amounts reflected above represent provisional invoice adjustments.

Quarterly Financial Review

	2009			2008					2007
	Q3	Q2	Q1	Q4		Q3	Q2	Q1	Q4
Total silver ounces sold (000's)	3,974	2,938	3,158	2,738		2,716	2,864	2,819	3,543
Avg realized silver price [1]	$15.14	$14.04	$11.90	$10.49		$14.50	$17.35	$17.36	$14.18
Silver sales (000's)	$60,194	$41,268	$37,572	$28,725		$39,371	$49,675	$48,948	$50,240

Total gold ounces sold	9,953	145	-	-		-	-	-	-
Avg realized gold price [1]	$962	$925	$-	$-		$-	$-	$-	$-
Gold sales (000's)	$9,573	$135	$-	$-		$-	$-	$-	$-
Total sales (000's)	$69,767	$41,403	$37,572	$28,725		$39,371	$49,675	$48,948	$50,240

Avg cash cost, silver [1,2]	$3.97	$3.99	$3.97	$3.97		$3.93	$3.93	$3.94	$3.93
Avg cash cost, gold [1,2]	$300	$300	$-	$-		$-	$-	$-	$-

Net earnings (loss) (000's)	$33,566	$18,438	$15,111	$(54,193	) [3]	$20,241	$23,276	$27,928	$24,886

Earnings per share
Basic	$0.11	$0.06	$0.06	$(0.22)		$0.09	$0.10	$0.13	$0.11
Diluted	$0.11	$0.06	$0.06	$(0.22)		$0.08	$0.09	$0.11	$0.10

Cash flow from operations (000's)	$45,380	$26,453	$23,120	$15,446		$26,725	$35,887	$33,084	$34,414

Total assets (000's)	$2,299,770	$1,462,514	$1,291,750	$1,270,646		$1,284,312	$1,320,450	$1,205,704	$1,208,474

Total liabilities (000's)	$652,591	$156,614	$160,336	$382,621		$385,977	$513,757	$391,475	$426,243

Shareholders' equity (000's)	$1,647,179	$1,305,900	$1,131,414	$888,025		$898,335	$806,693	$814,229	$782,231

1)	Expressed as United States dollars per ounce.
2)	Refer to discussion on non-GAAP measures.
3)	Includes a $65 million non-cash write-down of long-term investments held.

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines and timing of shipments that are in the normal course of operations, as well as changes in the price of silver.

During the three months ended September 30, 2009:

  the increase in total assets was attributable primarily to the acquisition of the Barrick silver interest, together with the related $287.5 million equity financing;

  the increase in total liabilities was attributable primarily to the payments due in the future, relating to the acquisition of the Barrick silver interest, together with a temporary drawdown under the Company’s revolving bank debt facility of $140.2 million to partially fund the initial $212.5 million upfront payment that was made in relation to the silver acquisition;

  the increase in shareholders’ equity is primarily attributable to the closing of the $287.5 million equity financing and net earnings for the period.

Results of Operations and Operational Review

The Company currently has eleven business segments: the silver produced by the Luismin, Zinkgruvan, Yauliyacu, Stratoni, Peñasquito, Campo Morado, Cozamin, Barrick and Other mines, the silver and gold produced by the Minto mine and corporate operations.

Three Months Ended September 30, 2009

				Average
				realized	Total	Total
				price	cash cost	depletion	Net	Cash flow
	Ounces	Ounces		($'s per	($'s per	($'s per	earnings	from
	produced [2]	sold	Sales	ounce)	ounce) [3]	ounce)	(loss)	operations

Silver (000's)
Luismin	1,309	1,310	$20,053	$15.30	$4.02	$0.65	$13,929	$14,785
Zinkgruvan	415	433	6,861	15.85	4.02	1.78	4,350	4,415
Yauliyacu	750	698	10,600	15.19	3.94	3.47	5,426	7,849
Stratoni	229	342	4,826	14.10	3.90	3.50	2,292	3,368
Peñasquito	165	190	2,691	14.15	3.90	2.36	1,502	1,950
Campo Morado	225	170	2,458	14.42	3.90	4.83	969	1,793
Minto	46	68	1,043	15.29	3.90	4.48	472	794
Cozamin	366	384	5,736	14.94	4.00	4.72	2,389	4,229
Barrick [4]	223	187	3,008	16.07	3.90	3.46	1,631	2,278
Other [5]	305	192	2,918	15.21	3.90	5.29	1,154	1,377
Corporate							(4,272)	(2,788)
	4,032	3,974	$60,194	$15.14	$3.97	$2.59	$29,842	$40,050
Gold
Minto	3,698	9,953	$9,573	$962	$300	$288	$3,724	$5,330
Silver Equivalent (000's) [6]	4,265	4,600	$69,767	$15.16	$4.08	$2.86	$33,566	$45,380
1)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.
2)	Certain production figures are based on management estimates.
3)	Refer to discussion on non-GAAP measures.
4)	Comprised of Lagunas Norte, Pierina and Veladero mines .
5)	Comprised of La Negra, M ineral Park and Neves-Corvo mines.
6)	Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period.

Three Months Ended September 30, 2008

				Average
				realized	Total	Total
				price	cash cost	depletion	Net	Cash flow
	Ounces	Ounces		($'s per	($'s per	($'s per	earnings	from
	produced	sold	Sales	ounce)	ounce)[2]	ounce)	(loss)	operations

Silver (000's)
Luismin	1,174	1,198	$17,496	$14.61	$3.95	$0.42	$12,265	$12,766
Zinkgruvan	371	418	5,436	13.01	3.96	1.57	3,127	4,525
Yauliyacu	712	691	10,712	15.50	3.90	3.47	5,616	8,017
Stratoni	280	253	3,498	13.85	3.90	3.68	1,582	2,592
Peñasquito	113	98	1,451	14.74	3.90	2.42	830	1,067
Campo Morado	12	-	-	-	-	-	-	-
Other [3]	69	58	778	13.33	3.90	7.38	122	828
Corporate							(3,301)	(3,070)
	2,731	2,716	$39,371	$14.50	$3.93	$1.90	$20,241	$26,725
1)	Ounces produced represent the quantity of silver contained in concentrate or doré prior to smelting or refining deductions.
2)	Refer to discussion on non-GAAP measures.
3)	Comprised of La Negra mine.

For the three months ended September 30, 2009, net earnings and cash flow from operations were $33.6 million and $45.4 million, respectively, compared with $20.2 million and $26.7 million for the third quarter of 2008, with the variance being primarily attributable to the following factors:

  4.5% increase in the average realized selling price of silver;

  70% increase in the number of silver equivalent ounces sold, including 1.2 million silver equivalent ounces relating to the precious metal interests acquired in the Silverstone acquisition and 0.2 million ounces of silver relating to the Barrick silver interest;

  51% increase in depletion per ounce, due primarily to Luismin and Zinkgruvan representing a smaller percentage of total revenue;

  These positive variances were partially offset by a $1 million increase in corporate costs, as discussed below in the Corporate Costs section of this Management’s Discussion and Analysis.

For the three months ended September 30, 2009, attributable silver equivalent production was 4.3 million ounces as compared to 2.7 million ounces for the comparable period of 2008. Silver production at the Yauliyacu mine and gold production at the Minto mine were lower than anticipated during the third quarter of 2009 as the mining activities were carried out in lower grade areas of the ore bodies.

Nine Months Ended September 30, 2009

				Average
				realized	Total	Total
				price	cash cost	depletion	Net	Cash flow
	Ounces	Ounces		($'s per	($'s per	($'s per	earnings	from
	produced [2]	sold	Sales	ounce)	ounce) [3]	ounce)	(loss)	operations

Silver (000's)
Luismin	4,016	4,034	$55,701	$13.81	$4.02	$0.71	$36,609	$39,483
Zinkgruvan	1,356	1,353	19,023	14.06	4.02	1.78	11,175	12,793
Yauliyacu	2,359	1,987	26,881	13.53	3.93	3.47	12,184	19,082
Stratoni	699	690	8,780	12.71	3.90	3.59	3,605	6,201
Peñasquito	487	455	6,106	13.42	3.90	2.35	3,260	4,331
Campo Morado	610	305	4,180	13.67	3.90	4.85	1,506	2,987
Minto	84	67	1,036	15.31	3.90	4.48	469	808
Cozamin	628	597	8,671	14.53	4.00	4.70	3,479	7,617
Barrick [4]	223	187	3,008	16.07	3.90	3.46	1,631	2,278
Other [5]	638	395	5,648	14.28	3.90	5.80	1,812	3,765
Corporate							(12,388)	(9,914)
	11,100	10,070	$139,034	$13.80	$3.97	$2.31	$63,342	$89,431
Gold
Minto	10,521	10,098	$9,708	$961	$300	$288	$3,773	$5,522
Silver Equivalent (000's) [6]	11,761	10,708	$148,742	$13.89	$4.02	$2.44	$67,115	$94,953
1)	Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions.
2)	Certain production figures are based on management estimates.
3)	Refer to discussion on non-GAAP measures.
4)	Comprised of Lagunas Norte, Pierina and Veladero mines .
5)	Comprised of La Negra, Mineral Park and Neves-Corvo mines.
6)	Gold ounces produced and sold are converted to a silver equivalent basis on the ratio of the average silver price received to the average gold price received during the period.

Nine Months Ended September 30, 2008

				Average
				realized	Total	Total
				price	cash cost	depletion	Net	Cash flow
	Ounces	Ounces		($'s per	($'s per	($'s per	earnings	from
	produced	sold	Sales	ounce)	ounce)[2]	ounce)	(loss)	operations

Silver (000's)
Luismin	3,938	4,123	$68,028	$16.50	$3.95	$0.42	$50,023	$51,746
Zinkgruvan	1,321	1,260	20,523	16.26	3.96	1.57	13,563	16,249
Yauliyacu	2,397	2,175	36,346	16.71	3.90	3.47	20,310	27,866
Stratoni	803	685	10,868	15.87	3.90	3.69	5,670	8,078
Peñasquito	141	98	1,451	14.74	3.90	2.42	830	1,067
Campo Morado	12	-	-	-	-	-	-	-
Other [3]	86	58	778	13.33	3.90	7.38	122	828
Corporate							(19,073)	(10,138)
	8,698	8,399	$137,994	$16.43	$3.93	$1.72	$71,445	$95,696
1)	Ounces produced represent the quantity of silver contained in concentrate or doré prior to smelting or refining deductions.
2)	Refer to discussion on non-GAAP measures.
3)	Comprised of La Negra mine.

For the nine months ended September 30, 2009, net earnings and cash flow from operations were $67.1 million and $95.0 million, respectively, compared with $71.4 million and $95.7 million for the comparable period of 2008, with the variance being primarily attributable to the following factors:

  16% decrease in the average realized selling price of silver;

  27% increase in the number of silver equivalent ounces sold;

  41% increase in depletion per ounce, due primarily to Luismin and Zinkgruvan representing a smaller percentage of total revenue;

  $6.6 million reduction in corporate costs, as discussed in the Corporate Costs section of this Management’s Discussion and Analysis;

  As at September 30, 2009, approximately 1.0 million silver equivalent payable ounces attributable to the Company have been produced at the various mines and will be recognized in future sales as they are delivered to the Company under the terms of their contracts.

Corporate Costs

	Three Months Ended		Nine Months Ended
	September 30		September 30
(in thousands)	2009	2008	2009	2008

General and administrative[1]	$3,906	$3,589	$12,917	$13,850
Debt issue costs	-	-	-	601
Loss (gain) on mark-to-market of warrants held	-	100	(33)	1,047
Other	366	(388)	(496)	(283)
Future income tax expense	-	-	-	3,858
Total corporate costs	$4,272	$3,301	$12,388	$19,073
1) Stock based compensation (a non-cash item) included in General and administrative.	$623	$1,078	$3,312	$4,538

For the three month period ended September 30, 2009, corporate costs totaled $4.3 million, compared with $3.3 million in the comparable period of 2008. This $1 million increase was primarily attributable to a combination of (i) higher standby fees under the revolving bank facility as a result of the lower utilization of such facility relative to the prior year and (ii) foreign exchange variances.

For the nine month period ended September 30, 2009, total corporate costs decreased by $6.6 million relative to the comparable period of the prior year. This decrease was attributable primarily to (i) a $0.9 million reduction in general and administrative expenses, (ii) a $1.1 million positive variance in the mark-to-market adjustment relating to warrants held as long-term investments, (iii) a $1.3 million foreign exchange gain relating to the conversion, into US dollars, of the Canadian dollar denominated net proceeds from the equity financing that closed in the first quarter of 2009 and (iv) a $3.9 million reduction in future income tax expenses.

The Company incurred interest costs of $0.6 million (nine months - $3.4 million) during the third quarter of 2009, all of which was capitalized in relation to the Peñasquito, Keno Hill and Barrick silver interests. For the same period in 2008, the Company incurred interest costs of $5.2 million (nine months - $15.8 million), primarily all of which was capitalized to the cost of the Peñasquito, Mineral Park and Campo Morado silver interests. The reduction in interest costs was a result of the Company repaying its revolving bank debt facility in full during the first quarter of 2009, combined with a decline in interest rates.

Warrants held by the Company are for long-term investment purposes, however, due to their nature they meet the definition of a derivative and are marked-to-market on a quarterly basis. Mark-to-market gains and losses relating to the warrants are included in net income in the period they occur.

Non-GAAP Measures - Total Cash Costs Per Ounce Of Silver & Gold Calculation

Silver Wheaton has included, throughout this document, certain non-GAAP performance measures, including total cash costs of silver and gold on a sales basis. These non-GAAP measures do not have any standardized meaning prescribed by GAAP, nor are they necessarily comparable with similar measures presented by other companies. Cash costs are presented as they represent an industry standard method of comparing certain costs on a per unit basis. The Company believes that certain investors use this information to evaluate the Company’s performance. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. During the three months ended September 30, 2009, the Company’s total cash costs, which were equivalent to the Company’s Cost of Sales in accordance with GAAP, were $3.97 per ounce of silver and $300 per ounce of gold (2008 – $3.93 per ounce of silver).

Liquidity and Capital Resources

As at September 30, 2009, the Company had cash and cash equivalents of $304.9 million (December 31, 2008 –$7.1 million) and working capital of $5.6 million (December 31, 2008 – working capital deficiency of $24.7 million). Generally, the Company first applies surplus cash to pay down amounts outstanding under the revolving bank debt facility. During periods that the revolving bank debt has been fully repaid, the Company will invest its excess cash in short-term bank deposits.

During the three months ended September 30, 2009, the Company generated operating cash flows of $45.4 million (nine months - $95.0 million) compared with $26.7 million (nine months - $95.7 million) during the comparable period of 2008.

During the three months ended September 30, 2009, the Company had net cash inflows from financing activities of $423.5 million, compared with net cash outflows of $0.2 million during the comparable period of 2008. On September 30, 2009, in conjunction with the Barrick acquisition, the Company closed a bought deal equity financing, raising net proceeds of $275.4 million. In addition, during the three months ended September 30, 2009, the Company received gross proceeds of $10.3 million from the exercise of the share purchase warrants which expired on August 5, 2009. Subsequent to the end of the quarter, $140.2 million of the net proceeds from the equity financing were used to repay a temporary draw under the Company’s revolving bank debt facility, which had been utilized to partially finance the initial upfront cash payment of $212.5 million made to Barrick. The remaining net proceeds from the equity financing are available to fund the acquisition of future silver interests.

During the third quarter of 2008, the Company received gross proceeds of $113.5 million from the early exercise of approximately 90% of the issued and outstanding share purchase warrants and series “A” warrants, with the net proceeds being used to repay debt outstanding under the Company’s revolving bank debt facility.

During the nine months ended September 30, 2009, the Company had net cash inflows from financing activities of $417.9 million compared to $77.1 million during the comparable period of 2008. In addition to the items described above, the Company completed an equity financing during the first quarter of 2009, raising net proceeds of approximately $220.5 million, which were primarily used to repay the outstanding balance of the Company’s debt outstanding under the revolving bank debt facility. For the comparable period of 2008, the net cash inflows from financing activities related primarily to net debt drawn down to fund the acquisitions of the Campo Morado, Mercator and La Negra silver interests.

During the three months ended September 30, 2009, the Company had net cash outflows relating to investing activities of $212.5 million (nine months - $214.4 million), which related primarily to the upfront cash payment made to Barrick.

As at September 30, 2009, the Company had $259.8 million available under its revolving bank debt facility as more fully described in Note 6 to the Financial Statements. Subsequent to the end of the third quarter of 2009, the Company repaid $140.2 million of debt outstanding under the revolving credit facility, resulting in $400.0 million being available under such facility.

In the opinion of Management, cash flows, cash balances and available credit facilities are sufficient to support the Company’s normal operating requirements on an ongoing basis.

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

SILVER AND GOLD INTERESTS

In connection with the Luismin, Zinkgruvan and Stratoni silver purchase agreements, the Company has committed to purchase 100% of the silver produced by each mine for a per ounce cash payment of the lesser of $4.02, $4.02 and $3.90, respectively, and the then prevailing market price, subject to an annual inflationary adjustment. This inflationary adjustment is subject to a minimum of 0.4% and a maximum of 1.65% per annum for Luismin and Zinkgruvan, and is fixed at 1% per annum for Stratoni.

In connection with the Yauliyacu silver purchase agreement, the Company has committed to purchase 100% of the silver produced at the Yauliyacu mine, up to a maximum of 4.75 million ounces of silver per year, for a per ounce cash payment of $3.94, subject to an inflationary adjustment. This inflationary adjustment, which began during the second quarter of 2009, is subject to a minimum of 1% and a maximum of 1.65% per annum. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the amount sold to Silver Wheaton in subsequent years will be increased to make up for the shortfall, so long as production allows. The cumulative shortfall as at March 31, 2009, representing the three year anniversary, was 4.4 million ounces.

In connection with the Peñasquito silver purchase agreement, the Company has committed to purchase 25% of the silver produced by the Peñasquito mine for a per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to an inflationary adjustment. This inflationary adjustment, which will begin on the third anniversary of the achievement of commercial production, is subject to a minimum of 0.4% and a maximum of 1.65% per annum.

In connection with the Campo Morado silver purchase agreement, the Company has committed to purchase 75% of the silver produced by the Campo Morado mine for a per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to a 1% annual inflationary adjustment starting in the fourth year after production commenced.

In connection with the La Negra silver purchase agreement, the Company has committed to purchase 50% of the silver produced from the La Negra mine for a per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to a 1% annual inflationary adjustment starting in the fourth year after production commenced.

In connection with the Mineral Park silver purchase agreement, the Company has committed to purchase 100% of the silver produced by the Mineral Park mine for a per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to an annual inflationary adjustment of 1% beginning in the fourth year after a minimum production level has been met.

In connection with the Keno Hill silver purchase agreement, the Company has committed to purchase 25% of the silver produced by the Keno Hill project for an upfront cash payment of $50 million and an ongoing per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to an annual inflationary adjustment of 1% beginning in the fourth year after a minimum production level has been met. To date, $15 million of the $50 million upfront payment has been paid by the Company. The remaining $35 million payment will be made on a drawdown basis to fund mill construction and mine development costs, upon the satisfaction of certain additional requirements, including the receipt of operating permits.

In connection with the Minto silver and gold purchase agreement, the Company has committed to purchase 100% of the silver produced by the Minto mine and up to 50,000 ounces of gold produced by the Minto mine in the first two years of the agreement and 30,000 ounces of gold per annum thereafter for a per ounce cash payment of the lesser of $3.90 and $300, respectively, and the then prevailing market price, subject to an annual inflationary adjustment of 1% beginning in the fourth year of the agreement. If gold production from the Minto mine exceeds 50,000 ounces per year in the first two years of the agreement, or 30,000 ounces per year thereafter, the Company has committed to purchase 50% of the amount in excess of those thresholds at the same per ounce cash payments previously noted.

In connection with the Cozamin silver purchase agreement, the Company has committed to purchase 100% of the silver produced by the Cozamin mine for a per ounce cash payment of the lesser of $4.00 and the then prevailing market price, subject to an annual inflationary adjustment of 1% beginning in the fourth year of the agreement.

In connection with the Neves-Corvo silver purchase agreement, the Company has committed to purchase 100% of the silver produced by the Neves-Corvo mine for a per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to an annual inflationary adjustment of 1% beginning in the fourth year of the agreement.

In connection with the Aljustrel silver purchase agreement, the Company has committed to purchase 100% of the silver produced by the Aljustrel mine for a per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to an annual inflationary adjustment of 1% beginning three years after the commencement of commercial production.

In connection with the Barrick silver purchase agreement, the Company has committed to purchase 25% of the silver produced by the Pascua-Lama mine and 100% of the silver produced by the Lagunas Norte, Pierina and Veladero mines for a per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to an annual inflationary adjustment of 1%, expected to commence in the fourth year following the Pascua-Lama mine achieving specific operating targets. In addition, the Company is committed to pay further upfront cash payments of $412.5 million, payable in 3 annual installments of $137.5 million each.

OTHER CONTRACTUAL OBLIGATIONS

(in thousands)	2009	2010 - 2012	2013 - 2014	After 2014	Total

Bank debt[1]	$147,340	$85,680	$50,060	$-	$283,080
Operating leases	113	1,411	984	1,085	3,593
Other	-	544	-	-	544
Total contractual obligations	$147,453	$87,635	$51,044	$1,085	$287,217
1) Does not include payments of interest related to bank debt.

CONTINGENCIES

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.

SHARE CAPITAL

During the three months ended September 30, 2009, the Company received cash proceeds of $4.2 million (2008 -$0.6 million) from the exercise of 1,105,420 share purchase options (2008 – 152,500) at a weighted average exercise price of Cdn$4.11 per option (2008 – Cdn$3.98 per option). During the nine months ended September 30, 2009, the Company received cash proceeds of $5.8 million (2008 - $2.6 million) from the exercise of 1,597,994 share purchase options (2008 – 551,200) at a weighted average exercise price of Cdn$3.96 per option (2008 – Cdn$4.80 per option).

On February 12, 2009, the Company announced that it had closed a bought deal equity financing, raising gross proceeds of Cdn$287.5 million ($230.4 million) through the issuance of 35,937,500 common shares at Cdn$8.00 per share (approximately $6.41 per share). The proceeds were primarily used to repay outstanding debt under the revolving bank loan facility.

On May 21, 2009, the Company closed the acquisition of Silverstone through the issuance of 23,434,332 common shares and 1,367,364 share purchase options of Silver Wheaton which were issued on conversion of previously issued fully vested share purchase options of Silverstone. Including acquisition costs, the transaction was valued at approximately $152 million.

During the three months ended September 30, 2009, the Company received gross proceeds of $10.3 million from the exercise of the share purchase warrants which expired on August 5, 2009, resulting in the issuance of 2,778,501 common shares.

On September 30, 2009, in conjunction with the Barrick acquisition, the Company closed a bought deal equity financing, raising gross proceeds of $287.5 million through the issuance of 25,903,750 common shares at $11.10 per share. Subsequent to September 30, 2009, $140.2 million of the net proceeds from the equity financing were used to repay the temporary draw under the Company’s revolving bank debt facility which had been utilized to partially finance the initial upfront payment of $212.5 million made to Barrick. The remaining net proceeds from the equity financing are available to fund the acquisition of future silver interests.

During the three months ended September 30, 2008 the Company received gross proceeds in excess of $113 million from the early exercise of approximately 90% of the issued and outstanding share purchase warrants and series “A” warrants, expiring on August 5, 2009 and November 30, 2009, respectively.

As of November 9, 2009, there were 341,282,726 outstanding common shares, 4,414,413 share purchase options and 13,685,180 share purchase warrants, which are convertible into 11,136,368 common shares.

Financial Instruments

During the three months ended September 30, 2009, the Company has used a mixture of cash, short-term debt and long-term debt to maintain an appropriate capital structure, ensuring sufficient liquidity to meet the needs of the business and the flexibility to continue growing through acquisitions. In order to mitigate the effect of short-term volatility in silver prices, the Company will occasionally enter into forward contracts in relation to silver deliveries it is highly confident will occur within a given quarter. The Company does not attempt to hedge its long-term exposure to commodity prices. Other than these very short-term forward contracts, the Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations.

The Company owns equity interests in certain junior mining companies as long-term investments and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

Changes in Accounting Policies

GOODWILL AND INTANGIBLE ASSETS

On January 1, 2009 the Company adopted CICA Handbook Section 3064 - Goodwill and Intangible Assets (“Section 3064”), which replaced CICA Handbook Section 3062 - Goodwill and Other Intangible Assets (“Section 3062”) and CICA Handbook Section 3450 - Research and Development Costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill are unchanged from the standards included in Section 3062. The adoption of this new section does not have a material impact on the Company’s interim consolidated financial statements.

CREDIT RISK AND THE FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

In January 2009 the CICA issued Emerging Issues Committee (“EIC”) Abstract 173 - Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. The EIC is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2009, with retroactive application. The adoption of EIC-173 did not result in a material impact on the Company’s interim consolidated financial statements.

Future Changes in Accounting Policies

BUSINESS COMBINATIONS

In January 2009, the Canadian Institute of Chartered Accountants issued Handbook Section 1582 – Business Combinations (“Section 1582”), which replaces Handbook Section 1581 – Business Combinations, and Handbook Section 1601 – Consolidated Financial Statements and Handbook Section 1602 – Non-Controlling Interests (“Section 1602”), which replace Handbook Section 1600 – Consolidated Financial Statements. These new sections are effective January 1, 2011 with earlier adoption permitted. Section 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. The Company is currently assessing the impact that these sections may have on its financial position and results of operations. The Company does not anticipate early adoption of these sections.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In 2008, the Canadian Accounting Standards Board confirmed that publicly listed companies will be required to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption may be permitted, however it will require exemptive relief on a case by case basis from the Canadian Securities Administrators. Silver Wheaton expects its first consolidated financial statements presented in accordance with IFRS to be for the three month period ended March 31, 2011, which includes presentation of its comparative results for fiscal 2010 under IFRS.

In order to prepare for the changeover to IFRS, the Company has developed an IFRS conversion plan comprised of three phases:

Phase	Description and Status

PRELIMINARY PLANNING AND SCOPING

This phase involves development of the IFRS conversion plan and has been completed. The IFRS conversion plan includes consideration of the impacts of IFRS on the Company’s consolidated financial statements, internal control over financial reporting, information systems and business activities such as foreign operations, compensation metrics, personnel and trainings requirements and calculation of debt covenants. Based on Management’s review of IFRS and current Company processes, minimal impact is expected on information systems, operations of foreign subsidiaries and compensation metrics.

The Company has designed internal controls to facilitate its conversion to IFRS and has implemented controls relevant at this stage of the process. A training program has been developed for appropriate personnel and training activities have taken place as planned.

The IFRS conversion plan included a high level impact assessment of IFRS effective in 2008, as relevant to the Company. This initial assessment identified approximately 6 to 8 standards of high or medium priority to the Company, based on a number of factors. The International Accounting Standards Board has activities currently underway which may, or will, change the standards effective upon the Company’s adoption of IFRS, and therefore may impact this initial high level assessment. The Company will assess any such change as a component of its Detailed Impact Assessment phase and update its IFRS conversion plan as appropriate. No significant changes were made to the IFRS conversion plan during the third quarter of 2009.

DETAILED IMPACT ASSESSMENT

This phase involves detailed review of IFRS relevant to the Company and identification of all differences between existing Canadian GAAP and IFRS that may or will result in accounting and/or disclosure differences in the Company’s consolidated financial statements, along with quantification of impact on key line items and disclosures. The phase includes identification, evaluation and selection of accounting policies necessary for the Company’s conversion to IFRS and evaluation of the impact on outstanding operational elements such as debt covenants and budgeting.

The Company is in the process of its detailed review of IFRS relevant to the Company and identification of key differences. The Company expects to complete this phase by the end of 2009 and made progress during the third quarter of 2009 according to plan.

IMPLEMENTATION

This phase will embed the required changes for conversion to IFRS into the underlying financial close and reporting process and business processes. This will include finalization and approval of accounting policy changes, collection of financial information necessary to prepare IFRS compliant consolidated financial statements, implementation of additional internal controls, and preparation and approval of completed IFRS consolidated financial statements.

The IFRS changeover is expected to impact the presentation and/or valuations of balances and transactions in the Company’s quarterly and annual consolidated financial statements and related notes effective January 1, 2011, however continued progress on the IFRS conversion plan is necessary before the Company is able to describe or quantify those effects.

Related Party Transactions

On February 14, 2008, Goldcorp sold its entire 48% interest in Silver Wheaton by way of a secondary offering. As a result, Goldcorp ceased to be a related party as of such date.

From January 1, 2008 to February 14, 2008, the Company purchased 0.7 million ounces of silver from a subsidiary of Goldcorp at an average price of $3.95 per ounce, for total consideration of approximately $2.8 million.

The Company had an agreement with Goldcorp whereby Goldcorp provided certain management and administrative services at cost. From January 1, 2008 to February 14, 2008, total costs reimbursed to Goldcorp were $16,000.

Controls and Procedures

DISCLOSURE CONTROLS AND PROCEDURES

Silver Wheaton’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Silver Wheaton’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of September 30, 2009. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that Silver Wheaton’s disclosure controls and procedures were effective as of September 30, 2009.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles (“GAAP”). The Company’s controls include policies and procedures that:

  pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and, provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

There have been no significant changes in the Company’s internal control over financial reporting during the three months ended September 30, 2009.

LIMITATION OF CONTROLS AND PROCEDURES

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Outlook

Forecast 2009 production is approximately 16 million ounces of silver and 17,000 ounces of gold, for total production of approximately 17 million silver equivalent ounces. By 2013, annual production is anticipated to more than double to approximately 39 million ounces of silver and 20,000 ounces of gold, for total production of approximately 40 million silver equivalent ounces. This growth is driven by the Company's portfolio of world-class assets, including silver streams on Goldcorp's Peñasquito mine and Barrick's Pascua-Lama project.

Following the debt repayment subsequent to September 30, 2009, the Company has $400 million of available credit under its revolving bank debt facility and over $165 million of cash on hand. This cash and available credit, together with strong operating cash flows, positions the Company well to pursue the acquisition of additional accretive silver interests.

Attributable Reserves and Resources (1)

The attributable Reserves and Resources contained in this Management’s Discussion & Analysis reflect the silver reserves and resources for the mines at which the Company has silver purchase agreements, adjusted where applicable to reflect the Company’s percentage entitlement to silver produced from such mines.

ATTRIBUTABLE PROVEN AND PROBABLE RESERVES (1,2,7,15,16)
AS OF DECEMBER 31, 2008 UNLESS OTHERWISE NOTED(5)

	Proven			Probable			Proven & Probable
										Process
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Recovery
SILVER	Mt	g/t	M oz	Mt	g/t	M oz	Mt	g/t	M oz	%(6)
Luismin
San Dimas	1.69	381.3	20.7	3.40	362.2	39.6	5.09	368.5	60.3	94
Los Filos (9)	28.10	4.4	4.0	42.16	3.3	4.5	70.26	3.7	8.4	5
San Martin	0.30	15.0	0.1	0.46	38.0	0.6	0.76	28.9	0.7	52
Zinkgruvan
Zinc	8.76	112.0	31.6	2.00	56.0	3.6	10.76	101.6	35.2	72
Copper				2.90	28.0	2.6	2.90	28.0	2.6	78
Yauliyacu (12)	0.77	138.7	3.5	1.28	174.4	7.2	2.06	161.0	10.7	89
Stratoni	2.12	185.0	12.6	0.19	216.0	1.3	2.31	187.5	13.9	88
Peñasquito (25%)
Mill	140.30	33.9	152.9	111.93	25.2	90.5	252.23	30.0	243.4	69
Heap Leach	14.45	18.4	8.6	31.16	9.4	9.4	45.61	12.3	18.0	28
Minto	7.91	6.9	1.8	0.80	5.6	0.1	8.71	6.8	1.9	85
Cozamin
Copper	1.61	76.9	4.0	6.49	55.4	11.6	8.10	59.7	15.5	71
Pascua-Lama (25%)	9.68	60.7	18.9	90.16	55.4	160.5	99.84	55.9	179.4	78
Lagunas
Norte (10)	5.36	3.9	0.7	86.10	3.6	10.0	91.46	3.6	10.6	20
Veladero (11)	8.02	13.6	3.5	116.17	15.9	59.5	124.19	15.8	63.0	6
Pierina	9.89	9.3	2.9	16.59	6.9	3.7	26.47	7.8	6.6	44
Mineral Park (13)	315.88	2.9	29.0	81.33	2.4	6.4	397.21	2.8	35.4	42
Aljustrel
Zinc				13.13	62.9	26.6	13.13	62.9	26.6	37
Copper				1.66	14.6	0.8	1.66	14.6	0.8	30
Neves-Corvo
Copper	16.70	42.0	22.6	0.59	39.0	0.7	17.29	41.9	23.3	35
Zinc	52.50	58.0	97.9	3.37	53.0	5.7	55.87	57.7	103.6	23
La Negra (50%)	0.14	76.9	0.3	0.10	69.5	0.2	0.24	73.9	0.6	75
Total Silver			415.4			445.2			860.5
GOLD
Minto (14)	7.91	0.69	0.18	0.80	0.47	0.01	8.71	0.67	0.19	79
Total Gold			0.18			0.01			0.19

ATTRIBUTABLE MEASURED & INDICATED RESOURCES (1,2,3,4,8,15,16,17)
AS OF DECEMBER 31, 2008 UNLESS OTHERWISE NOTED(5)

	Measured			Indicated			Measured & Indicated

	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
SILVER	Mt	g/t	M oz	Mt	g/t	M oz	Mt	g/t	M oz
Luismin
Los Filos (9)	0.20	5.1	0.03	7.38	4.8	1.1	7.58	4.8	1.2
Zinkgruvan
Zinc Ore	0.55	24.0	0.4	3.79	105.0	12.8	4.34	94.7	13.2
Copper Ore	-	-	-	0.46	30.0	0.4	0.46	30.0	0.4
Yauliyacu (12)	1.20	149.7	5.8	5.36	260.1	44.9	6.56	239.9	50.6
Peñasquito (25%)
Mill	27.81	18.5	16.5	125.93	18.4	74.5	153.74	18.4	91.0
Heap Leach	1.44	4.1	0.2	7.60	5.0	1.2	9.04	4.9	1.4
Campo Morado (75%)	0.37	257.9	3.1	4.97	173.4	27.7	5.33	179.2	30.7
Minto	6.93	3.2	0.7	15.01	3.8	1.8	21.94	3.6	2.6
Cozamin
Zinc				1.47	38.3	1.8	1.47	38.3	1.8
Pascua-Lama (25%)	2.84	23.6	2.2	26.99	22.8	19.8	29.82	22.9	21.9
Pierina	2.11	12.0	0.8	8.00	11.3	2.9	10.11	11.5	3.7
Mineral Park (13)	100.97	2.6	8.4	175.63	2.7	15.2	276.60	2.7	23.6
Aljustrel
Zinc	5.53	50.5	9.0	7.77	56.0	14.0	13.30	53.7	23.0
Copper	0.94	24.1	0.7	3.68	13.3	1.6	4.62	15.5	2.3
Neves-Corvo
Copper	7.29	69.3	16.2	0.55	63.3	1.1	7.84	68.9	17.4
Zinc	19.20	57.6	35.6	0.78	67.7	1.7	19.98	58.0	37.3
La Negra (50%)	0.20	127.0	0.8	0.09	128.0	0.4	0.29	127.3	1.2
Total Silver			100.4			223.0			323.4
GOLD
Minto	6.93	0.32	0.07	15.01	0.41	0.20	21.94	0.38	0.27
Total Gold			0.07			0.20			0.27

ATTRIBUTABLE INFERRED RESOURCES (1,2,4,8,15,16,17)
AS OF DECEMBER 31, 2008 UNLESS OTHERWISE NOTED (5)

	Inferred
	Tonnage	Grade	Contained
SILVER	Mt	g/t	M oz
Luismin
San Dimas	15.14	316.4	154.0
Los Filos (9)	6.02	8.1	1.6
San Martin	2.69	115.6	10.0
Zinkgruvan
Zinc	4.20	68.0	9.2
Copper	0.55	42.0	0.7
Yauliyacu (12)	11.41	207.9	76.3
Stratoni	0.61	207.0	4.1
Peñasquito (25%)
Mill	176.40	17.0	96.2
Heap Leach	9.91	7.9	2.5
Campo Morado (75%)	1.38	174.5	7.7
Minto	6.47	3.3	0.7
Cozamin
Copper	0.98	51.2	1.6
Zinc	0.56	35.8	0.6
Pascua-Lama (25%)	3.73	23.8	2.8
Pierina	0.12	3.8	0.01
Mineral Park (13)	320.15	2.3	23.8
Aljustrel
Zinc	10.62	48.6	16.6
Copper	2.20	11.7	0.8
Neves-Corvo
Copper	6.82	45.0	9.9
Zinc	23.22	53.0	39.6
Keno Hill (25%)	0.13	1015.8	4.4
La Negra (50%)	0.11	75.3	0.3
Total			463.6
GOLD
Minto	6.47	0.32	0.07
Total Gold			0.07

Notes:
1.

All Mineral Reserves and Mineral Resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum, National Instrument 43-101, or the AusIMM JORC equivalent.

2.

Neil Burns, M.Sc., P.Geo., (Director, Geology) and Samuel Mah, M.A.Sc., P.Eng. (Director, Engineering), both employees of the Company are the Company’s QPs responsible for overall corporate review. Individual Qualified Persons for the Mineral Reserve and Mineral Resource estimates as defined by the National Instrument 43-101 are as follows:

	a.	Peñasquito - Bob Bryson, MMSA, (Vice-President, Engineering), Goldcorp Inc.; Reynaldo Rivera, MAusIMM (Vice-President Exploration), Goldcorp Mexico, the Mexican operating subsidiary of Goldcorp Inc.
b.

San Dimas – Velasquez Spring, P.Eng. (Senior Geologist) Watts, Griffis and McOuat Limited; Reynaldo Rivera, MAusIMM (Vice-President Exploration), Goldcorp Mexico, the Mexican operating subsidiary of Goldcorp Inc.

	c.	Los Filos - Bob Bryson, MMSA, (Vice-President, Engineering), Goldcorp Inc.; Reynaldo Rivera, MAusIMM (Vice-President Exploration), Goldcorp Mexico, the Mexican operating subsidiary of Goldcorp Inc.
d.

San Martin – David R. Gunning, P.Eng and B.H. Whiting, M.Sc. P.Geo, (independent consultants) are responsible for all areas excluding San Pedrito. Velasquez Spring, P.Eng. (Senior Geologist) Watts, Griffis and McOuat Limited is responsible for San Pedrito only.

e.

Pascua-Lama –Christopher Elliot, MAusIMM (Principal Consultant), George Even, MAusIMM (Principal Partner), Dino Pilotto, P.Eng. (Principal Mining Consultant), Cameron Scott, P.Eng. (Principal Geotechnical Engineer), Bart Stryhas, C.P.G. (Principal Resource Geologist) all of SRK Consulting. Edward McLean, MAusIMM (Development Manager, Ausenco Services Pty Ltd.).

	f.	Lagunas Norte, Pierina, Veladero and Yauliyacu– the Company’s QPs.
	g.	Zinkgruvan – Doug Syme, AusIMM (General Manager); Lars Malmstrom, AusIMM, (Chief Geologist), both employees of Zinkgruvan Mining AB.
	h.	Mineral Park – Gary Simmerman, FAusIMM (Vice-President, Engineering and Mine Manager), Mercator Minerals Inc.
i.

Minto – Guy Lauzier, P.Eng., Capstone’s Manager of Mining, Minto Mine is responsible for the Mineral Reserve; Ali Shahkar, P.Eng. (Principal Consultant) and Susan Lomas, P.Geo (President and Principal Geologist) both of Lions Gate Geological Consulting Inc. are responsible for the Minto Main Mineral Resource estimate (6.47Mt of the 29.87Mt total inclusive Measured plus Indicated Mineral Resource), Dr. Wayne Barnett, Ph.D, Pr.Sci.Nat (Senior Consultant), SRK Consulting (Canada) Inc. is responsible for the Area 2, Area 118 and Ridgetop Mineral Resource estimates (22.16Mt of the total inclusive M&I) and Garth Kirkham, P.Geo., Kirkham Geosystems is responsible for the Minto North Mineral Resource estimate (1.24Mt of the total inclusive M&I).

j.

Aljustrel – Neil Burns, M.Sc., P.Geo., (Director, Geology), Silver Wheaton Corp.; Guy Lauzier, P.Eng., (Manager of Mining, Minto Mine), Capstone Mining Corp.; Bob Carmichael, P.Eng. (Group Manager, Resource Exploration), Lundin Mining Corporation NOTE: Lundin Mining conducted a drill program on the Feitais orebody in 2008 which was not included in the December 31, 2007 resource and reserve estimates. However, it is not expected that this drilling would materially affect the 2007 estimates.

k.

Campo Morado – Stephen J. Godden, F.I.M.M.M., C.Eng. (Director) S. Godden & Associates Limited; P. Taggart, P.Eng. (Principal) P.Taggart & Associates Ltd.; David Gaunt, P.Geo.; Qingping Deng, Ph.D., C.P.Geol. (Vice-President of US Operations and Global Director of Ore Reserves and Mining Planning) Behre Dolbear & Company (USA), Inc.

	l.	Neves-Corvo – Mark Owen M.Sc., MCSM, FGS, CGeol, EurGeol, (Principle Geologist); Owen Mihalop M.Sc., MCSM (Senior Mining Engineer), both employees of Wardell Armstrong International.
	m.	Stratoni - Patrick Forward, AusIMM (General Manager, Exploration), European Goldfields Ltd.
	n.	Cozamin – Robert Sim, P.Geo (President) SIM Geological Inc.; Gordon Doerksen, P.Eng., (Principal Consultant), SRK Consulting (Canada) Inc.
	o.	Keno Hill - G. David Keller, P.Geo. (Principal Resource Geologist), SRK Consulting (Canada) Inc.
p.

La Negra – Thomas C. Stubens, M.A.Sc., P.Eng. (Senior Geologist) Wardrop Engineering Inc.; Barnard Foo, M. Eng., P.Eng. (Senior Mine Engineer) Wardrop Engineering Inc.; Ronald G. Simpson, P.Geo. (President), GeoSIM.

3.

The Mineral Resources reported in this table are exclusive of Mineral Reserves. The Minto, Neves-Corvo and Aljustrel mines report Mineral Resources inclusive of Mineral Reserves, and their respective Qualified Persons listed in footnote 2 are responsible for the inclusive Mineral Resource estimates only. The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

4.	Mineral Resources which are not Mineral Reserves, do not have demonstrated economic viability.
5.	Mineral Reserves and Mineral Resources are reported as of December 31, 2008, other than the following:
	a.	Reserves and Resources for San Martin are reported as of July 1, 2009.
	b.	Reserves and Resources for Mineral Park are reported as of December 29, 2006.
	c.	Reserves and Resources for Aljustrel are reported as of December 31, 2007.
	d.	Resources for Campo Morado are reported as of February 29, 2008.
	e.	Resources for Keno Hill are reported as of June 30, 2008.
	f.	Resources for La Negra are reported as of February 15, 2008 for the Alacran deposit and March 14, 2008 for the Monica deposit.

6.	Process recoveries are the average percentage of silver in a saleable product (dore or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.
7.	Mineral Reserves are estimated using appropriate process recovery rates and commodity prices of US$12 per ounce of silver unless otherwise noted below:
	a.	San Martin – US$10.00 per ounce
	b.	Pascua-Lama, Lagunas Norte, Veladero and Pierina – US$13.50 per ounce
	c.	Yauliyacu – US$10.00 per ounce
	d.	Mineral Park - 0.237% Cu equivalent cut-off grade (hypogene), 0.283% Cu equivalent cut-off grade (supergene). Copper equivalent considers only copper and molybdenum values.
	e.	Minto – 0.62% copper cut-off.
	f.	Aljustrel – 1.5% copper cut-off for all copper reserves and the zinc cut-offs were 4.5%, 4.0% and 4.0% respectively for the Feitais, Moinho and Estação zinc reserves.
	g.	Neves-Corvo – 1.6% copper cut-off for the copper reserve and 4.6% zinc cut-off for the zinc reserve.
	h.	Cozamin – US$4.00 per ounce
8.	Mineral Resources are estimated using appropriate recovery rates and commodity prices of US$14 per ounce of silver, unless otherwise noted below:
	a.	San Martin – US$10.00 per ounce
	b.	The San Pedrito Project at San Martin– US$5.50 per ounce
	c.	Pascua-Lama, Lagunas Norte, Veladero, and Pierina - US$14.50 per ounce
	d.	Zinkgruvan – US$10.00 per ounce
	e.	Mineral Park - 0.225% Cu Equivalent cut-off grade. Copper equivalent considers only copper and molybdenum values.
	f.	Minto – 0.5% copper cut-off.
	g.	Aljustrel - 1.5% copper cut-off for all copper resources and the zinc cut-offs were 4.5%, 4.0% and 4.0% respectively for the Feitais, Moinho and Estação zinc resources.
	h.	Campo Morado - 5.0% zinc only cut-off grade.
	i.	Neves-Corvo – 1.0% copper cut-off for copper resource and 3.0% zinc cut-off for the zinc resource.
	j.	Cozamin – 1.15% copper cut-off for San Roberto Area and 3.0% zinc cut-off for San Rafael Area.
	k.	Keno Hill – US$8.00 per ounce
	l.	La Negra (Alacran) - US$12.00 per ounce
	m.	La Negra (Monica) - US$13.50 per ounce
9.	Los Filos reserves and resources are reported without the Bermejal deposit, as Bermejal is not subject to the silver sales agreement.
10.

The Company’s attributable tonnage at Lagunas Norte was estimated by assuming 2008 production levels for four years. This tonnage was pro-rated between Proven and Probable Reserves according to the ratio of the December 31, 2008 Proven and Probable Reserves for Lagunas Norte as published by Barrick, applying average reserve grades.

11.

The Company’s attributable tonnage at Veladero is estimated based on a production rate of 85,000 tonnes per day for four years. This tonnage was pro-rated between Proven and Probable Reserves according to the ratio of the December 31, 2008 Proven and Probable Reserves for Veladero as published by Barrick, applying average reserve grades.

12.

The Company’s purchase agreement with Glencore provides for the delivery of up to 4.75 million ounces of silver per year for 20 years so long as production allows. In the event that silver produced at Yauliyacu in any year totals less than 4.75 million ounces, the maximum amount to be sold to the Company in subsequent years will be increased to make up the shortfall.

13.	The Mineral Park reserves and resources do not include the SX/EW leach material since this process does not recover silver.
14.

A portion of the Proven Reserve at Minto consists of stockpiled material (779,000 tonnes) which has not been assayed for gold because the on-site laboratory does not have the ability. A gold grade of 0.67 g/t has been assumed for the stockpile based on a statistical analysis of grade trends during the period which it accumulated.

15.	The Company has filed a technical report for each of San Dimas, Yauliyacu, Peñasquito and Pascua-Lama on SEDAR.
16.

Silver is produced as a by-product metal at all operations; therefore, the economic cut-off applied to the reporting of silver reserves and resources will be influenced by changes in the commodity prices of other metals at the time.

17.

The Company has a convertible debenture with Aquiline Resources Inc. whereby the Company has the right to purchase 12.5% of the life of mine payable silver from the Loma de la Plata zone, one of seven zones comprising the Navidad project. As disclosed in Aquiline’s April 16, 2009, press release, the Loma de la Plata zone currently contains 158 million ounces of silver in the Indicated category and 3 million ounces in Inferred.

Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of silver, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of silver, the absence of control over mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to fluctuations in the price of the primary commodities mined at such operations, changes in laws and regulations including taxation policies, actual results of mining and exploration activities, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business - Risk Factors” in Silver Wheaton's Annual Information Form and the section entitled “Risk Factors” in Silver Wheaton’s September 23, 2009 Short Form Prospectus which are both available on SEDAR at www.sedar.com and in Silver Wheaton's Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the mining operations from which Silver Wheaton purchases silver, no material adverse change in the market price of commodities, that the mining operations will operate and the mining projects will be completed in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as may be set out herein. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

Cautionary Language Regarding Reserves And Resources

Readers should refer to the Annual Information Form of Silver Wheaton for the year ended December 31, 2008 and other continuous disclosure documents filed by Silver Wheaton since January 1, 2009 available on SEDAR at www.sedar.com, for further information on Mineral Reserves and Mineral Resources, which is subject to the qualifications and notes set forth therein as well as for additional information relating to Silver Wheaton more generally. Mineral Resources which are not Mineral Reserves, do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them and expressly prohibits U.S. registered companies from including such terms in their filings with the SEC. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. United States investors are urged to consider closely the disclosure in Silver Wheaton’s Form 40-F, a copy of which may be obtained from Silver Wheaton or from http://www.sec.gov/edgar.shtml.

Consolidated Statements of Operations

		Three Months Ended		Nine Months Ended
		September 30		September 30
(US dollars and shares in thousands, except per share amounts -unaudited)	Note	2009	2008	2009	2008
Sales		$69,767	$39,371	$148,742	$137,994
Cost of sales		18,765	10,677	43,069	33,033
Depletion		13,164	5,152	26,170	14,443
		31,929	15,829	69,239	47,476
Earnings from operations		37,838	23,542	79,503	90,518

Expenses and other income
General and administrative [1]		3,906	3,589	12,917	13,850
Debt issue costs	6	-	-	-	601
Loss (gain) on mark-to-market of warrants held	3	-	100	(33)	1,047
Other		366	(388)	(496)	(283)
		4,272	3,301	12,388	15,215

Earnings before tax		33,566	20,241	67,115	75,303
Future income tax expense		-	-	-	3,858

Net earnings		$33,566	$20,241	$67,115	$71,445
1) Stock based compensation (a non-cash item) included in general and administrative		$623	$1,078	$3,312	$4,538

Basic earnings per share		$0.11	$0.09	$0.23	$0.32
Diluted earnings per share		$0.11	$0.08	$0.23	$0.29
Weighted average number of shares outstanding
Basic	8(e)	313,445	232,710	294,208	226,598
Diluted	8(e)	317,431	249,010	297,936	249,833

The accompanying notes form an integral part of these interim unaudited consolidated financial statements	29

Consolidated Balance Sheets

	Note	September 30	December 31
(US dollars in thousands - unaudited)		2009	2008
Assets
Current
Cash and cash equivalents		$304,858	$7,110
Accounts receivable		5,497	772
Other		667	816
		311,022	8,698

Long-term investments	3	49,766	21,840
Silver and gold interests	5	1,937,378	1,238,368
Other		1,604	1,740
		$2,299,770	$1,270,646

Liabilities
Current
Accounts payable		$1,722	$1,396
Accrued liabilities		6,285	3,425
Current portion of bank debt	6	168,760	28,560
Current portion of silver interest payments due	7	128,625	-
		305,392	33,381

Bank debt	6	114,320	349,240
Silver interest payments due	7	232,879	-
		652,591	382,621

Shareholders' Equity
Issued capital and contributed surplus	8	1,326,369	662,115

Retained earnings		293,025	225,910
Accumulated other comprehensive income		27,785	-
		320,810	225,910
		1,647,179	888,025
		$2,299,770	$1,270,646
Commitments and contingencies	6, 11

The accompanying notes form an integral part of these interim unaudited consolidated financial statements	30

Consolidated Statements of Cash Flows

		Three Months Ended		Nine Months Ended
		September 30		September 30
(US dollars in thousands - unaudited)	Note	2009	2008	2009	2008
Operating Activities
Net earnings		$33,566	$20,241	$67,115	$71,445
Items not affecting cash
Depreciation and depletion		13,229	5,152	26,359	14,443
Future income tax expense		-	-	-	3,858
Stock based compensation		623	1,078	3,312	4,538
Loss (gain) on mark-to-market of warrants held	3	-	100	(33)	1,047
Other		(338)	(281)	(148)	(244)
Change in non-cash operating working capital	9	(1,700)	435	(1,652)	609
Cash generated by operating activities		45,380	26,725	94,953	95,696

Financing Activities
Bank debt drawn down	6	140,200	18,000	140,200	183,500
Bank debt repaid	6	(7,140)	(131,040)	(234,920)	(223,620)
Shares issued	8(d)	287,531	-	517,955	-
Share issue costs		(11,645)	(1,159)	(21,620)	(1,183)
Warrants exercised		10,345	113,463	10,508	115,785
Share purchase options exercised		4,200	580	5,789	2,640
Cash generated by (applied to) financing activities		423,491	(156)	417,912	77,122

Investing Activities
Silver interests	5	(213,819)	(44,958)	(218,466)	(164,008)
Acquisition of Silverstone Resources Corp., net of cash acquired	4	(261)	-	2,407	-
Other	4	1,599	(4,044)	1,615	(4,572)
Cash applied to investing activities		(212,481)	(49,002)	(214,444)	(168,580)
Effect of exchange rate changes on cash and cash equivalents		(122)	463	(673)	459
Increase (decrease) in cash and cash equivalents		256,268	(21,970)	297,748	4,697
Cash and cash equivalents, beginning of period		48,590	36,632	7,110	9,965
Cash and cash equivalents, end of period		$304,858	$14,662	$304,858	$14,662

At September 30, 2009, the Company’s cash and cash equivalents consisted of $304.9 million in cash (December 31, 2008 - $7.1 million) and $Nil in cash equivalents (December 31, 2008 - $Nil). Cash equivalents include term deposits and treasury bills with original maturities of less than 90 days.

The accompanying notes form an integral part of these interim unaudited consolidated financial statements	31

Consolidated Statements of Shareholders’ Equity

						Accumulated
			Share	Restricted		Other
	Common		Purchase	Share	Retained	Comprehensive
(US dollars in thousands - unaudited)	Shares	Warrants	Options	Units	Earnings	Income	Total
At Decem ber 31, 2007	$495,695	$38,776	$5,328	$262	$208,658	$33,512	$782,231
Fair value of stock based compensation	-	-	5,130	400	-	-	5,530
Share purchase options exercised	3,369	-	(702)	-	-	-	2,667
Restricted share units exercised	124	-	-	(124)	-	-	-
Warrants exercised	141,007	(25,211)	-	-	-	-	115,796
Warrants issued	(7,414)	7,414	-	-	-	-	-
Share issue costs	(1,939)	-	-	-	-	-	(1,939)
Net earnings	-	-	-	-	17,252	-	17,252
Other comprehensive income	-	-	-	-	-	(33,512)	(33,512)
At Decem ber 31, 2008	$630,842	$20,979	$9,756	$538	$225,910	$0	$888,025
Shares issued	376,602	-	-	-	-	-	376,602
Fair value of stock based compensation	-	-	2,457	232	-	-	2,689
Share purchase options exercised	3,081	-	(1,492)	-	-	-	1,589
Share purchase options issued	-	-	2,578	-	-	-	2,578
Restricted share units exercised	106	-	-	(106)	-	-	-
Warrants exercised	213	(50)	-	-	-	-	163
Share issue costs	(9,975)	-	-	-	-	-	(9,975)
Net earnings	-	-	-	-	33,549	-	33,549
Other comprehensive income	-	-	-	-	-	10,680	10,680
At June 30, 2009	$1,000,869	$20,929	$13,299	$664	$259,459	$10,680	$1,305,900
Shares issued	287,531	-	-	-	-	-	287,531
Fair value of stock based compensation	-	-	561	62	-	-	623
Share purchase options exercised	5,697	-	(1,497)	-	-	-	4,200
Warrants exercised	13,181	(2,836)	-	-	-	-	10,345
Share issue costs	(12,091)	-	-	-	-	-	(12,091)
Net earnings	-	-	-	-	33,566	-	33,566
Other comprehensive income	-	-	-	-	-	17,105	17,105
At September 30, 2009	$1,295,187	$18,093	$12,363	$726	$293,025	$27,785	$1,647,179

The accompanying notes form an integral part of these interim unaudited consolidated financial statements	32

Consolidated Statements of Comprehensive Income (Loss)

		Three Months Ended		Nine Months Ended
		Septem ber 30		Septem ber 30
(US dollars in thousands - unaudited)	Note	2009	2008	2009	2008
Net earnings		$33,566	$20,241	$67,115	$71,445
Other comprehensive income (loss)
Gain (loss) on available-for-sale securities	3	17,105	(42,042)	27,785	(80,376)
Future tax benefit		-	-	-	3,858
Comprehensive income (loss)		$50,671	$(21,801)	$94,900	$(5,073)

The accompanying notes form an integral part of these interim unaudited consolidated financial statements	33

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009 (US dollars - unaudited)

1.	Basis of Presentation

These interim unaudited consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements for the year ended December 31, 2008, except as disclosed in Note 2. These interim unaudited consolidated financial statements do not include all the information and note disclosure required by the generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements.

In the opinion of Management, all adjustments (including normal recurring adjustments) necessary to present fairly the financial position at September 30, 2009 and the results of operations and cash flows for all periods presented have been made. The interim results are not necessarily indicative of results for a full year.

2.	Changes in Accounting Policies

GOODWILL AND INTANGIBLE ASSETS

On January 1, 2009 the Company adopted CICA Handbook Section 3064 - Goodwill and Intangible Assets (“Section 3064”), which replaced CICA Handbook Section 3062 - Goodwill and Other Intangible Assets (“Section 3062”) and CICA Handbook Section 3450 - Research and Development Costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill are unchanged from the standards included in Section 3062. The adoption of this new section does not have a material impact on the Company’s interim consolidated financial statements.

CREDIT RISK AND THE FAIR VALUE OF FINANCIAL ASSETS AND FINANCIAL LIABILITIES

In January 2009 the CICA issued Emerging Issues Committee (“EIC”) Abstract 173 - Credit Risk and the Fair Value of Financial Assets and Financial Liabilities. The EIC provides guidance on how to take into account credit risk of an entity and counterparty when determining the fair value of financial assets and financial liabilities, including derivative instruments. The EIC is applicable for the Company’s interim and annual consolidated financial statements for its fiscal year beginning January 1, 2009, with retroactive application. The adoption of EIC-173 did not result in a material impact on the Company’s interim consolidated financial statements.

FUTURE CHANGES IN ACCOUNTING POLICIES

BUSINESS COMBINATIONS

In January 2009, the Canadian Institute of Chartered Accountants issued Section 1582 – Business Combinations (“Section 1582”), which replaces Section 1581 – Business Combinations, and Section 1601 – Consolidated Financial Statements and Section 1602 – Non-Controlling Interests (“Section 1602”), which replace Section 1600 –Consolidated Financial Statements. These new sections are effective January 1, 2011 with earlier adoption permitted. Sections 1582 and 1602 will require net assets, non-controlling interests and goodwill acquired in a business combination to be recorded at fair value and non-controlling interests will be reported as a component of equity. In addition, the definition of a business is expanded and is described as an integrated set of activities and assets that are capable of being managed to provide a return to investors or economic benefits to owners. Acquisition costs are not part of the consideration and are to be expensed when incurred. The Company is currently assessing the impact that these sections may have on its financial position and results of operations. The Company has not early adopted these sections.

INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

In 2008, the Canadian Accounting Standards Board confirmed that publicly listed companies will be required to adopt IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption may be permitted, however it will require exemptive relief on a case by case basis from the Canadian

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009 (US dollars - unaudited)

Securities Administrators. Silver Wheaton expects its first consolidated financial statements presented in accordance with IFRS to be for the three month period ended March 31, 2011, which includes presentation of its comparative results for fiscal 2010 under IFRS.

In order to prepare for the changeover to IFRS, the Company has developed an IFRS conversion plan and is currently undertaking activities according to plan. The IFRS changeover is expected to impact the presentation and/or valuations of balances and transactions in the Company’s quarterly and annual consolidated financial statements and related notes effective January 1, 2011, however continued progress on the IFRS conversion plan is necessary before the Company is able to describe or quantify those effects.

3.	Long-Term Investments

(in thousands)	September 30, 2009	December 31, 2008
Available-for-sale	$49,710	$21,824
Warrants	56	16
	$49,766	$21,840

AVAILABLE-FOR-SALE

		Three Months Ended	Nine Months Ended
	September 30, 2009	September 30, 2009	September 30, 2009	December 31, 2008
		Mark-to-Market Gains	Mark-to-Market Gains
		(Losses) Included	Included
(in thousands)	Fair Value	in OCI	in OCI	Fair Value
Bear Creek	$26,444	$9,724	$15,668	$10,776
Revett	2,337	412	1,354	607
Sabina	6,038	(269)	2,407	3,631
Mines Management	6,389	2,604	3,225	3,164
Other	8,502	4,634	5,131	3,646
	$49,710	$17,105	$27,785	$21,824

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009 (US dollars - unaudited)

		Three Months Ended	Nine Months Ended
	September 30, 2008	September 30, 2008	September 30, 2008	December 31, 2007
		Mark-to-Market	Mark-to-Market
		Losses Included	Losses Included
(in thousands)	Fair Value	in OCI	in OCI	Fair Value
Bear Creek	$17,162	$(26,321)	$(46,093)	$59,361
Revett	5,374	(1,069)	(5,403)	10,777
Sabina	6,035	(4,303)	(10,069)	16,104
Mines Management	4,694	(2,154)	(3,858)	8,552
Other	8,586	(8,195)	(14,953)	23,539
	$41,851	$(42,042)	$(80,376)	$118,333
Future tax benefit in OCI	-	-	3,858
	$41,851	$(42,042)	$(76,518)	$118,333

WARRANTS

		Three Months Ended	Nine Months Ended
	September 30, 2009	September 30, 2009	September 30, 2009	December 31, 2008
		Mark-to-Market	Mark-to-Market
		Gains (Losses)	Gains (Losses)
		Included	Included
(in thousands)	Fair Value	in Earnings	in Earnings	Fair Value
Bear Creek	$-	$(4)	$(16)	$16
Revett	56	38	49	-
Sabina	-	(34)	-	-
	$56	$-	$33	$16

		Three Months Ended	Nine Months Ended
	September 30, 2008	September 30, 2008	September 30, 2008	December 31, 2007
		Mark-to-Market	Mark-to-Market
		Losses Included	Losses Included
(in thousands)	Fair Value	in Earnings	in Earnings	Fair Value
Bear Creek	$54	$(9)	$(6)	$33
Revett	-	-	(49)	49
Sabina	3	(91)	(912)	914
Other	-	-	(80)	80
	$57	$(100)	$(1,047)	$1,076

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009 (US dollars - unaudited)

4.	Acquisition of Silverstone Resources Corp.

On March 12, 2009, the Company announced that it had entered into a definitive agreement with Silverstone Resources Corp. (“Silverstone”) (TSX-V: SST) pursuant to which Silver Wheaton would acquire by way of a plan of arrangement all of the outstanding common shares of Silverstone in exchange for 0.185 common shares of Silver Wheaton for each common share of Silverstone. The transaction was approved by Silverstone shareholders on May 19, 2009 and closed on May 21, 2009. This business combination has been accounted for using the purchase method of accounting, with Silver Wheaton being identified as the acquirer and Silverstone as the acquiree. The results of operations of the acquired assets are included in the consolidated financial statements of Silver Wheaton from the date of acquisition. For the purposes of these consolidated financial statements, the purchase consideration has been allocated, on a preliminary basis, to the fair value of assets acquired and liabilities assumed based on Management’s best estimates and taking into account all available information at the time of acquisition as well as applicable information at the time these consolidated financial statements were prepared. The Company will continue to review information and perform further analysis with respect to the assets acquired and liabilities assumed, including an independent valuation, prior to finalizing the allocation of the purchase price in the 2009 annual financial statements. This process will be performed in accordance with Emerging Issues Committee Abstract 152. Although the results of this review are presently unknown, it may result in a change to the value attributable to silver and gold interests.

The cost of the acquisition includes the fair value of the issuance of 23,434,332 Silver Wheaton common shares at $8.02 Canadian dollars ($6.24 per share), plus the issuance of 1,367,364 vested Silver Wheaton stock options on the conversion of previously issued fully vested share purchase options of Silverstone with a fair value of $2.6 million, plus transaction costs of $3.3 million. The price of the Silver Wheaton common shares was calculated as the average share price of Silver Wheaton common shares two days before, the day of, and two days after the date of announcement. The stock options were valued using the Black-Scholes option pricing model. A preliminary allocation of the purchase price, which is subject to final adjustments, is as follows:

(in thousands)
Preliminary Purchase Price:
Issuance of 23,434,332 common shares of Silver Wheaton		$146,178
Issuance of 1,367,364 vested options of Silver Wheaton		2,578
Acquisition costs		3,296
		$152,052
Net Assets Acquired:
Net working capital acquired		$5,201
Silver and gold interests
Minto	54,805
Cozamin	41,959
Other	48,587	145,351
Other		1,500
		$152,052

As part of the acquisition of Silverstone, the Company acquired 5 mineral properties located in Mexico which are owned by Silverstone Resources S.A. DE C.V., a wholly owned subsidiary of Silverstone Resources Corp. The Company sold this subsidiary during the third quarter of 2009 for gross proceeds of $1.5 million. The value attributable to these properties has been reflected in other assets.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009 (US dollars - unaudited)

5.	Silver and Gold Interests

	September 30, 2009			December 31, 2008
		Accumulated			Accumulated
(in thousands)	Cost	Depletion	Net	Cost	Depletion	Net

Luismin	$194,807	$(14,514)	$180,293	$194,807	$(11,640)	$183,167
Zinkgruvan	77,919	(13,963)	63,956	77,919	(11,552)	66,367
Yauliyacu	285,292	(39,662)	245,630	285,292	(32,763)	252,529
Stratoni	57,724	(9,425)	48,299	57,724	(6,943)	50,781
Peñasquito	525,006	(1,767)	523,239	522,216	(696)	521,520
Campo Morado	81,707	(1,481)	80,226	81,098	-	81,098
Minto	54,805	(3,208)	51,597	-	-	-
Cozamin	41,959	(2,804)	39,155	-	-	-
Barrick [1]	576,832	(648)	576,184	-	-	-
Other [2]	132,756	(3,957)	128,799	83,843	(937)	82,906
	$2,028,807	$(91,429)	$1,937,378	$1,302,899	$(64,531)	$1,238,368
1)	Comprised of Pascua-Lama, Lagunas Norte, Pierina and Veladero mines.
2)

Comprised of silver purchase agreements with La Negra, Mineral Park, Keno Hill, Neves-Corvo and Aljustrel in addition to a debenture with Aquiline Resources Inc., convertible into an agreement to purchase 12.5% of the life of mine silver production from the Loma de La Plata zone of the Navidad project in Argentina.

The value allocated to reserves is classified as depletable upon commercial production and is depleted on a units-of-sale basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is the value beyond proven and probable reserves allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009 (US dollars - unaudited)

	September 30, 2009			December 31, 2008
		Non-			Non-
(in thousands)	Depletable	Depletable	Total	Depletable	Depletable	Total

Luismin	$37,612	$142,681	$180,293	$20,338	$162,829	$183,167
Zinkgruvan	42,465	21,491	63,956	41,920	24,447	66,367
Yauliyacu	18,697	226,933	245,630	25,445	227,084	252,529
Stratoni	38,454	9,845	48,299	37,528	13,253	50,781
Peñasquito[1]	10,921	512,318	523,239	10,520	511,000	521,520
Campo Morado [2]	-	80,226	80,226	-	81,098	81,098
Minto	36,715	14,882	51,597	-	-	-
Cozamin	38,112	1,043	39,155	-	-	-
Barrick [3,4]	33,677	542,507	576,184	-	-	-
Other [5]	61,692	67,107	128,799	2,031	80,875	82,906
	$318,345	$1,619,033	$1,937,378	$137,782	$1,100,586	$1,238,368
1)	The amount reflected as depletable is based on the value of the reserves relating to the heap leach operations.
2)	Until Campo M orado has defined reserves, 100%of the value has been classified as non-depletable.
3)	Comprised of Pascua-Lama, Lagunas Norte, Pierina and Veladero mines.
4)	The amount reflected as depletable is based on the value of the reserves relating to the Lagunas Norte, Pierina and Veladero mines.
5)

Includes silver purchase agreements with La Negra, Mineral Park, Keno Hill, Neves-Corvo and Aljustrel in addition to a debenture with Aquiline Resources Inc., convertible into an agreement to purchase 12.5%of the life of mine silver production from the Loma de La Plata zone of the Navidad project in Argentina.

MINTO

As part of the Silverstone acquisition (Note 4), the Company acquired a silver and gold purchase agreement, originally entered into on December 1, 2008 with Capstone Mining Corp. (“Capstone”), to acquire 100% of the silver and gold produced from Capstone’s Minto mine in Canada for the life of mine. If gold production from the Minto mine exceeds 50,000 ounces per year in the first two years of the agreement, or 30,000 ounces per year thereafter, the Company is entitled to purchase 50% of the amount in excess of those thresholds. The preliminary value allocated to the Minto silver and gold purchase agreement was $54.8 million (Note 4).

COZAMIN

As part of the Silverstone acquisition (Note 4), the Company acquired a silver purchase agreement, originally entered into on April 7, 2007 with Capstone, to acquire 100% of the silver produced from Capstone’s Cozamin mine in Mexico for a period of 10 years. The preliminary value allocated to the Cozamin silver purchase agreement was $42.0 million (Note 4).

BARRICK

On September 8, 2009, the Company entered into an agreement with Barrick Gold Corporation ("Barrick") to acquire 25% of the life of mine silver production from its Pascua-Lama project, as well as 100% of the silver production from its Lagunas Norte, Pierina and Veladero mines until the end of 2013. Silver Wheaton will make total upfront cash payments of $625 million payable in installments, of which $212.5 million has been paid to date. The remaining $412.5 million is payable in annual installments of $137.5 million due on the first, second and third anniversaries of the transaction. In addition, a per ounce cash payment of the lesser of $3.90 (subject to an inflationary adjustment) and the prevailing market price is due for silver delivered under the agreement.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009 (US dollars - unaudited)

The allocation of the purchase price is summarized in the table below:

(in thousands)
Purchase Price
Cash	$212,500
Silver interest payments due (Note 7)	361,504
Acquisition costs	2,828
$576,832

6.	Bank Debt

On July 24, 2007, the Company entered into a syndicated credit agreement to borrow $200 million under a non-revolving term loan (the “Term Loan”) and up to $300 million under a revolving term loan (the “Revolving Loan”). The Revolving Loan and the Term Loan have 7 year terms with the Term Loan requiring equal quarterly principal repayments (together with accrued interest). Silver Wheaton has committed to pay down the Revolving Loan, within 61 days after the end of each fiscal quarter, by an amount equal to 90% of the increase in cash balances reported for the quarter. The Revolving Loan can be drawn down at any time to finance acquisitions or investments, with $10 million being available for general corporate purposes.

On June 9, 2008 the Company entered into an amending agreement to increase the revolving bank debt available by $100 million, bringing total revolving debt to $400 million. The Company paid upfront costs of $0.6 million in connection with the increase, which were expensed at that time.

Amounts drawn incur interest at LIBOR plus 0.875% to 1.75% per annum dependent upon the Company’s leverage ratio. Undrawn amounts are subject to a 0.2% to 0.45% per annum commitment fee dependent on the Company’s leverage ratio. Under the credit agreement, the Company is required to maintain a debt service coverage ratio greater than or equal to 1.25:1, a leverage ratio less than or equal to 3.5:1, and a tangible net worth greater than 80% of the tangible net worth at June 30, 2007 plus 50% of net income for each fiscal quarter thereafter. Both the Term Loan and the Revolving Loan are secured against the Company’s assets, including the Company’s silver and gold interests and long-term investments.

During the three months ended September 30, 2009, the Company repaid $7.1 million (nine months - $21.4 million) of the balance outstanding on the Term Loan and temporarily borrowed $140.2 million (nine months – repaid $213.5 million) under the Revolving Loan, in order to make the first $212.5 million upfront payment under the Barrick acquisition (Note 5). As at September 30, 2009, the Company had $259.8 million available under its revolving credit facility.

Subsequent to September 30, 2009, the Company repaid all of the debt outstanding under the Revolving Loan, consistent with Management’s intentions as at September 30, 2009. As a result, the $140.2 million outstanding under the Revolving Loan has been classified as a current liability at September 30, 2009.

The Company is in compliance with the debt covenants described above.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009 (US dollars - unaudited)

		September 30, 2009
(in thousands)	Term Loan	Revolving Loan	Total

Current portion	$28,560	$140,200	$168,760
Long-term portion	114,320	-	114,320
	$142,880	$140,200	$283,080

Three months:
Interest capitalized	$543	$42	$585
Effective interest rate	1.47%	1.20%	1.45%
Nine months:
Interest capitalized	$2,682	$690	$3,372
Effective interest rate	2.33%	1.92%	2.23%

The required principal payments under the Term Loan and the Revolving Loan for the next five years and thereafter are as follows:

(in thousands)	Term Loan	Revolving Loan	Total

2009	$7,140	$140,200	$147,340
2010	28,560	-	28,560
2011	28,560	-	28,560
2012	28,560	-	28,560
2013	28,560	-	28,560
Thereafter	21,500	-	21,500
	$142,880	$140,200	$283,080

7.	Silver Interest Payments Due

On September 8, 2009, the Company entered into an agreement with Barrick to acquire 25% of the life of mine silver production from its Pascua-Lama project, as well as 100% of the silver production from its Lagunas Norte, Pierina and Veladero mines until the end of 2013 (Note 5). Silver Wheaton will make total upfront cash payments of $625 million payable in installments, of which $212.5 million has been paid to date. The remaining $412.5 million is payable in annual installments of $137.5 million due on the first, second and third anniversaries of the transaction. The financial liability relating to these future payments has been discounted using an annual discount rate of 6.9%, which represents Management’s best estimate of the market rate of interest at which the Company could borrow money under similar terms and conditions. Total interest costs of $51 million will accrete over the term of this obligation and will be capitalized to the cost of the Barrick silver interest, until the Pascua-Lama mining operation is commissioned.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009 (US dollars - unaudited)

8.	Shareholders’ Equity

	Note	September 30	December 31
(US dollars and shares in thousands)		2009	2008

Contributed Surplus
Share purchase options	8(a)	$12,363	$9,756
Restricted share units	8(b)	726	538
		13,089	10,294
Issued Capital
Warrants	8(c)	18,093	20,979
Share capital issued and outstanding: 341,211 (December 31, 2008: 251,498)	8(d)	1,295,187	630,842
		1,313,280	651,821
		$1,326,369	$662,115

A) SHARE PURCHASE OPTIONS

The Company has established a share purchase option plan whereby the Company’s Board of Directors may, from time to time, grant options to employees or consultants. The maximum term of any option may be ten years, but generally options are granted for five years. The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date.

Stock based compensation expense during the three months ended September 30, 2009 included $0.6 million (nine months - $3.3 million) of amortization of the fair value of share purchase options issued, compared to $1.1 million (nine months - $4.5 million) for the comparable period of 2008.

No stock options were issued during the quarter (nine months – 1,137,000 options with a weighted average exercise price of Cdn$9.09 per option with a fair value of $2.6 million, which was determined using the Black-Scholes option valuation method). For the same period in 2008, the Company issued 175,000 stock options with a weighted average exercise price of Cdn$14.50 per option (nine months – 1,245,000 stock options with a weighted average exercise price of Cdn$15.87 per option) and a fair value of $0.8 million (nine months - $5.6 million). The following weighted average assumptions were used in computing the fair value of stock options:

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009 (US dollars - unaudited)

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2009	2008	2009	2008

Black-Scholes weighted average assumptions
Expected dividend yield	-	-	-	-
Expected volatility	-	50.00%	50.00%	46.00%
Risk-free interest rate	-	3.21%	1.38%	2.87%
Estimated forfeiture rate	-	-	-	-
Expected option life, in years	-	2.50	2.50	2.50

Weighted average fair value per option granted	-	Cdn$4.87	Cdn$2.90	Cdn$4.96

As part of the acquisition of Silverstone (Note 4), the Company issued 1,367,364 share purchase options on the conversion of previously issued fully vested share purchase options of Silverstone with a weighted average exercise price of Cdn$8.02 per option and a fair value of $2.6 million.

At September 30, 2009, there were 4,487,873 share purchase options outstanding with a weighted average exercise price of Cdn$11.68 per option.

B) RESTRICTED SHARE UNITS

For the three month period ending September 30, 2009, no restricted share units were issued, consistent with the comparable period of 2008. For the nine month period ending September 30, 2009, 42,954 restricted share units were issued at a price of Cdn$9.08 and a fair value of $0.3 million compared to 24,000 restricted share units at a price of Cdn$16.63 and a fair value of $0.4 million during the comparable period of the prior year.

At September 30, 2009, there were 90,546 restricted share units outstanding.

C) WARRANTS

The following table summarizes information about the warrants outstanding at September 30, 2009:

				Common	Effective
		Exercise		Shares to be	Price Per
	Warrants	Price	Exchange	Issued Upon	Share
	Outstanding	(Cdn$)	Ratio	Exercise	(Cdn$)	Expiry Date
Series “A” warrants	3,194,015	1.10	0.2	638,803	5.50	30-Nov-09
Series “B” warrants	7,780,900	10.00	1.0	7,780,900	10.00	22-Dec-10
New warrants[1]	2,718,265	20.00 [1]	1.0	2,718,265	20.00 [1]	05-Sep-13
	13,693,180			11,137,968

1) New warrants are traded in US funds and have an exercise price of US$20.00.

Each Series “A” warrant (SLW.WT.A) entitles the holder the right to purchase 0.20 of one of the Company’s common shares at the applicable exercise price. Each Series “B” warrant and new warrant (TSX: SLW.WT.B and SLW.WT.U, respectively) entitles the holder the right to purchase one of the Company’s common shares.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009 (US dollars - unaudited)

D) SHARES ISSUED

The Company is authorized to issue an unlimited number of common shares having no par value and an unlimited number of preference shares issuable in series. As at September 30, 2009 the Company had no preference shares outstanding. A summary of the Company’s issued and outstanding common shares at September 30, 2009 and December 31, 2008 and the changes for the periods ending on those dates is presented below:

		Weighted
	Number of	Average Price
	Shares	(Cdn$)

At December 31, 2007	222,934,237
Options exercised	561,200	$4.77
Warrants exercised	27,992,863	4.40
Restricted share units exercised	9,447	-
At December 31, 2008	251,497,747
Shares issued	85,275,582	9.19
Options exercised	1,597,994	3.96
Warrants exercised	2,827,323	4.00
Restricted share units exercised	12,355	-
At September 30, 2009	341,211,001

During the three months ended September 30, 2008, the Company received gross proceeds in excess of $113.5 million from the early exercise of approximately 88% and 92% of the issued and outstanding share purchase warrants and series “A” warrants, respectively.

On February 12, 2009, the Company announced that it had closed a bought deal equity financing, raising gross proceeds of Cdn$287.5 million ($230.4 million) through the issuance of 35,937,500 common shares at Cdn$8.00 per share (approximately $6.41 per share). The proceeds were primarily used to repay outstanding debt under the revolving bank loan facility.

On May 21, 2009, the Company closed the acquisition of Silverstone through the issuance of 23,434,332 common shares and 1,367,364 share purchase options of Silver Wheaton which were issued on conversion of previously issued fully vested share purchase options of Silverstone. Including acquisition costs, the transaction was valued at approximately $152 million (Note 4).

During the three months ended September 30, 2009, the Company received gross proceeds in excess of $10.3 million from the exercise of the share purchase warrants which expired on August 5, 2009, resulting in the issuance of 2,778,501 common shares.

On September 30, 2009, in conjunction with the Barrick acquisition (Note 5), the Company closed a bought deal equity financing, raising gross proceeds of $287.5 million through the issuance of 25,903,750 common shares at $11.10 per share. Subsequent to September 30, 2009, $140.2 million of the net proceeds from the equity financing were used to repay the temporary draw under the Company’s revolving bank debt facility which had been utilized to partially finance the initial upfront payment of $212.5 million made to Barrick (Note 5). The remaining net proceeds from the equity financing are available to fund the acquisition of future silver interests.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009 (US dollars - unaudited)

E) DILUTED EARNINGS PER SHARE

Diluted earnings per share is calculated based on the following weighted average number of shares outstanding:

	Three Months Ended		Nine Months Ended
	September 30		September 30
(in thousands)	2009	2008	2009	2008

Basic weighted average number of shares outstanding	313,445	232,710	294,208	226,598
Effect of dilutive securities
Stock options	880	811	808	1,153
Share purchase warrants	3,015	15,429	2,836	22,023
Restricted share units	91	60	84	59
Diluted weighted average number of shares outstanding	317,431	249,010	297,936	249,833

The following lists the stock options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$11.07 (nine months - Cdn$9.90), compared to Cdn$12.04 (nine months – Cdn$14.45) for the comparable period in 2008.

	Three Months Ended		Nine Months Ended
	September 30		September 30
(in thousands)	2009	2008	2009	2008

Stock options	2,243	2,309	3,030	927
Warrants	2,718	2,718	10,499	2,718

9.	Supplemental Cash Flow Information

	Three Months Ended		Nine Months Ended
	September 30		September 30
(in thousands)	2009	2008	2009	2008

Change in non-cash working capital
Accounts receivable	$(2,306)	$1,047	$(694)	$1,244
Accounts payable	(418)	(84)	(2,825)	35
Accrued liabilities	523	(1,077)	1,012	(493)
Other	501	549	855	(177)

	$(1,700)	$435	$(1,652)	$609

Interest paid	$835	$5,247	$4,776	$17,193

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009 (US dollars - unaudited)

10.	Related Party Transactions

On February 14, 2008, Goldcorp sold its entire 48% interest in Silver Wheaton by way of a secondary offering. As a result, Goldcorp ceased to be a related party as of such date.

From January 1, 2008 to February 14, 2008, the Company purchased 0.7 million ounces of silver from a subsidiary of Goldcorp at an average price of $3.95 per ounce, for total consideration of approximately $2.8 million.

The Company had an agreement with Goldcorp whereby Goldcorp provided certain management and administrative services at cost. From January 1, 2008 to February 14, 2008, total costs reimbursed to Goldcorp were $16,000.

11.	Commitments And Contingencies

In connection with the silver purchase agreements (Note 5), the Company has committed to purchase various amounts of the silver produced by each mine for a per ounce cash payment of the lesser of $3.90 and the then prevailing market price, subject to an inflationary adjustment. In connection with the Yauliyacu silver purchase agreement, the Company has committed to purchase up to 4.75 million ounces of silver per year based on production at the Yauliyacu mine, for a per ounce cash payment of $3.90, subject to an inflationary adjustment.

In connection with the Minto silver and gold purchase agreement (Note 5), the Company has committed to purchase 100% of the silver produced by the Minto mine and up to 50,000 ounces of gold per annum produced by the Minto mine in the first two years of the agreement and 30,000 ounces of gold per annum thereafter for a per ounce cash payment of the lesser of $3.90 and $300, respectively, and the then prevailing market price, subject to an annual inflationary adjustment. If gold production from the Minto mine exceeds 50,000 ounces per annum in the first two years of the agreement, or 30,000 ounces per annum thereafter, the Company has committed to purchase 50% of the amount in excess of those thresholds at the same per ounce cash payments previously noted.

In connection with the Keno Hill silver purchase agreement, the Company is committed to pay further upfront cash payments of $35 million, subject to certain conditions.

In connection with the Barrick silver purchase agreement, the Company is committed to pay further upfront cash payments totaling $412.5 million, payable in 3 annual installments of $137.5 million each (Note 5).

The Company is committed to an annual operating lease for the Company’s office space and certain other commitments. The minimum annual payments for the next five years and thereafter are as follows:

(in thousands)

2009	$725
2010	731
2011	746
2012	478
2013	484
Thereafter	1,585
Total	$4,749

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009 (US dollars - unaudited)

12.	Segmented Information

The Company’s reportable operating segments are summarized in the table below.

Three Months Ended September 30, 2009
				Earnings	Cash flow
				from	from
(in thousands)	Sales	Cost of sales	Depletion	operations	operations	Total assets

Luismin	$20,053	$5,268	$856	$13,929	$14,785	$180,293
Zinkgruvan	6,861	1,740	771	4,350	4,415	63,956
Yauliyacu	10,600	2,750	2,424	5,426	7,849	245,630
Stratoni	4,826	1,335	1,199	2,292	3,368	48,299
Peñasquito	2,691	741	448	1,502	1,950	523,239
Campo Morado	2,458	666	823	969	1,793	80,226
Minto	10,616	3,251	3,169	4,196	6,124	51,597
Cozamin	5,736	1,535	1,812	2,389	4,229	39,155
Barrick	3,008	730	647	1,631	2,278	576,184
Other [1]	2,918	749	1,015	1,154	1,377	128,799
Corporate					(2,788)	362,392
Consolidated	$69,767	$18,765	$13,164	$37,838	$45,380	$2,299,770
1)

Comprised of silver purchase agreements with La Negra, Mineral Park, Keno Hill, Neves-Corvo and Aljustrel in addition to a debenture with Aquiline Resources Inc., convertible into an agreement to purchase 12.5% of the life of mine silver production from the Loma de La Plata zone of the Navidad project in Argentina.

Three Months Ended September 30, 2008
				Earnings	Cash flow
				from	from
(in thousands)	Sales	Cost of sales	Depletion	operations	operations	Total assets

Luismin	$17,496	$4,731	$500	$12,265	$12,766	$183,715
Zinkgruvan	5,436	1,654	655	3,127	4,525	67,519
Yauliyacu	10,712	2,695	2,401	5,616	8,017	254,620
Stratoni	3,498	985	931	1,582	2,592	52,399
Peñasquito	1,451	384	237	830	1,067	518,437
Campo Morado	-	-	-	-	-	81,273
Other [1]	778	228	428	122	828	67,844
Corporate					(3,070)	58,505
Consolidated	$39,371	$10,677	$5,152	$23,542	$26,725	$1,284,312
1) Comprised of La Negra and Mineral Park.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2009 (US dollars - unaudited)

Nine Months Ended September 30, 2009
				Earnings	Cash flow
				from	from
(in thousands)	Sales	Cost of sales	Depletion	operations	operations	Total assets

Luismin	$55,701	$16,218	$2,874	$36,609	$39,483	$180,293
Zinkgruvan	19,023	5,438	2,410	11,175	12,793	63,956
Yauliyacu	26,881	7,799	6,898	12,184	19,082	245,630
Stratoni	8,780	2,693	2,482	3,605	6,201	48,299
Peñasquito	6,106	1,774	1,072	3,260	4,331	523,239
Campo Morado	4,180	1,193	1,481	1,506	2,987	80,226
Minto	10,744	3,294	3,208	4,242	6,330	51,597
Cozamin	8,671	2,387	2,805	3,479	7,617	39,155
Barrick	3,008	730	647	1,631	2,278	576,184
Other [1]	5,648	1,543	2,293	1,812	3,765	128,799
Corporate					(9,914)	362,392
Consolidated	$148,742	$43,069	$26,170	$79,503	$94,953	$2,299,770
1)

Comprised of silver purchase agreements with La Negra, Mineral Park, Keno Hill, Neves-Corvo and Aljustrel in addition to a debenture with Aquiline Resources Inc., convertible into an agreement to purchase 12.5% of the life of mine silver production from the Loma de La Plata zone of the Navidad project in Argentina.

Nine Months Ended September 30, 2008
				Earnings	Cash flow
				from	from
(in thousands)	Sales	Cost of sales	Depletion	operations	operations	Total assets

Luismin	$68,028	$16,282	$1,723	$50,023	$51,746	$183,715
Zinkgruvan	20,523	4,985	1,975	13,563	16,249	67,519
Yauliyacu	36,346	8,481	7,555	20,310	27,866	254,620
Stratoni	10,868	2,673	2,525	5,670	8,078	52,399
Peñasquito	1,451	384	237	830	1,067	518,437
Campo Morado	-	-	-	-	-	81,273
Other [1]	778	228	428	122	828	67,844
Corporate					(10,138)	58,505
Consolidated	$137,994	$33,033	$14,443	$90,518	$95,696	$1,284,312
1)	Comprised of La Negra and Mineral Park.

CANADA – HEAD OFFICE

SILVER WHEATON CORP.
Park Place, Suite 3150
666 Burrard Street
Vancouver, BC V6C 2X8
T: 604 684 9648
F: 604 684 3123

CAYMAN ISLANDS OFFICE

SILVER WHEATON (CAYMANS) LTD.
Unit #5 - 201 Governors Square
23 Lime Tree Bay Avenue
P.O. Box 1791 George Town, Grand Cayman
Cayman Islands KY1-1109

STOCK EXCHANGE LISTING

Toronto Stock Exchange: SLW
New York Stock Exchange: SLW

DIRECTORS

Peter Barnes
Lawrence Bell
John Brough
Peter Gillin
Douglas Holtby, Chairman
Eduardo Luna
Wade Nesmith

OFFICERS

PETER BARNES
President and Chief Executive Officer

RANDY SMALLWOOD
Executive Vice President,
Corporate Development

GARY BROWN
Chief Financial Officer

CURT BERNARDI
Vice President,
Legal & Corporate Secretary

TRANSFER AGENT

CIBC MELLON TRUST COMPANY
1600 - 1066 West Hastings Street
Vancouver, BC V6E 3X1

Toll-free in Canada and the United States:
800 387 0825

Outside of Canada and the United States:
416 643 5500

Email: inquiries@cibcmellon.com

AUDITORS

DELOITTE & TOUCHE LLP
Vancouver, BC

INVESTOR RELATIONS

BRAD KOPP
Director, Investor Relations
Toll-free: 800 380 8687
Email: info@silverwheaton.com

2009

SILVER WHEATON™

WWW.SILVERWHEATON.COM